UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

AMERICAN LAND LEASE, INC.

(Name of Subject Company)

AMERICAN LAND LEASE, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

Terry Considine

Chairman of the Board of Directors and Chief Executive Officer

American Land Lease, Inc.

29399 U.S. Hwy 19 North, Suite 320

Clearwater, Florida 33761

(727) 726-8868

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael V. Gisser, Esq.

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)	Name and Address.

The name of the subject company is American Land Lease, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761. The telephone number for the Company’s principal executive offices is (727) 726-8868.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.01 per share (the “Common Stock”). As of December 18, 2008, 7,937,943 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Statement relates to the cash tender offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated December 23, 2008 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below) (the “Acceptance Time”), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”), and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a purchase price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and majority-owned subsidiary of the Company (the “Company Partnership”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that Purchaser will also either (i) direct the Company Partnership to offer to redeem all of its outstanding units of limited partnership interest (the “OP Units”) for cash equal to the Offer Price or (ii) offer to purchase all outstanding OP Units for cash equal to $14.20 per OP Unit net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “OP Offer”). Purchaser has determined to effect the OP Offer by directing the Company Partnership to offer to redeem all of its outstanding OP Units for cash equal to the Offer Price. In addition, upon the terms and subject to the conditions contained in the Merger Agreement, the Company will merge with and into Purchaser (the “Merger”), the separate corporate existence of the Company will cease and Purchaser will continue as the surviving entity (the “Surviving Entity”). However, upon written notice by Purchaser to the Company, the direction of the Merger will be reversed such that Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease and the Company will be the surviving entity in the Merger, and all references to “Surviving

Entity” will be deemed to refer to the Company rather than Purchaser, and all references to “Merger” will be deemed to refer to the Merger as reversed. In the Merger, the shares of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock owned by the Company, Parent, Purchaser, any other wholly-owned subsidiary of Parent or by any wholly-owned subsidiary of the Company, and other than shares of Common Stock held by stockholders who are entitled to and who have properly exercised appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive a cash amount equal to the Offer Price, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. Additionally, each share of 7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), issued and outstanding immediately prior to the time at which the Merger becomes effective (the “Effective Time”) will remain outstanding as a share of Series A Preferred Stock of the Surviving Entity having the same powers, rights and preferences and will otherwise be unaffected by the Merger. Parent and Purchaser have indicated that following the completion of the Merger, shares of the Company’s Series A Preferred Stock are expected to be delisted from the NYSE and are not expected to continue to trade publicly. Parent and Purchaser have also indicated that they intend to cause the Company to terminate its registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will terminate its reporting obligations and reduce the amount of information about the Company that will be available to holders of the Company’s Series A Preferred Stock. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois 60045, and the telephone number at such principal executive offices is (847) 582-9400.

Information about the Offer, this Statement, the Information Statement (as defined below), the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on the Company’s website at www.americanlandlease.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated by reference, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as stockholders of the Company generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Cash Consideration Payable to Executive Officers and Directors Pursuant to the Tender Offer and the Merger.

If the Company’s directors and executive officers were to tender any Shares that they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of December 18, 2008, the Company’s directors and executive officers collectively owned 3,092,125 Shares, in the aggregate. If the Company’s directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the Company’s directors and executive officers would receive an aggregate of approximately $29,786,289 in cash, without interest and less any required withholding taxes.

Options, OP Units and Restricted Common Shares.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each then-outstanding option to purchase shares of Common Stock, including those options held by the Company’s directors and executive officers, shall be terminated and at the Effective Time, each holder of such a terminated option shall be entitled to receive a cash payment, less any applicable withholding taxes, equal to the product of the number of shares of Common Stock subject to such terminated option and the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock issuable with respect to each such option. If the per-share exercise price of any such terminated option is equal to or greater than the Offer Price, the holder of such option will be entitled to receive a cash payment in an amount equal to $0.001 per share of Common Stock issuable with respect to such option, rounded to the next highest full cent.

Purchaser will direct the Company Partnership to offer to redeem all of its OP Units for cash equal to $14.20 per OP Unit net to the seller in cash (subject to applicable withholding taxes), without interest thereon.

Pursuant to the terms of the Merger Agreement, each restricted share of Common Stock that is issued and outstanding under the Company Stock Plan, including those held by the Company’s directors and executive officers, immediately prior to the Effective Time will be considered an outstanding share of Common Stock for all purposes, including the right to receive the Offer Price and the Merger Consideration. The Company may consider taking such actions as may be necessary to permit holders of restricted shares to tender such restricted shares conditioned on the successful consummation of the Offer. In such event, if the Offer is consummated, restrictions otherwise applicable to the shares would lapse immediately prior to the Acceptance Time. If the Offer is not consummated, restrictions otherwise applicable to the shares would continue to apply.

As of December 18, 2008, the Company’s directors and executive officers collectively owned (i) options to purchase 1,017,920 shares of Common Stock, in the aggregate, with exercise prices ranging from $9.88 to $27.65, (ii) 568,358 OP Units and (iii) 202,496 shares of restricted Common Stock, in the aggregate. Of these amounts, (i) options to purchase 811,120 shares (which include 12,346 shares held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”)) of Common Stock issuable upon exercise of options have an exercise price in excess of the Offer Price, and (ii) 65,000 shares of restricted Common Stock are expected to be forfeited on December 31, 2008 pursuant to the restrictions applicable to such shares of restricted Common Stock.

Summary of Cash Consideration Payable to Directors and Executive Officers.

The following table sets forth, as of December 18, 2008, for each of the Company’s directors and executive officers, the cash consideration that such individual would receive if (i) such director or executive officer were to tender all of the Shares and OP Units (if applicable) that he or she owns in connection with the Offer and the OP Offer (if applicable) and (ii) all options and restricted shares of Common Stock held by such director or executive officer were cashed out at the Effective Time.

Name and Title	Number of Unrestricted Common Shares	Value of Unrestricted Common Shares	Number of Options	Value of Options	Number of OP Units	Value of OP Units	Number of Restricted Common Shares	Value of Restricted Common Shares
Terry Considine, Chairman and Chief Executive Officer(1)	682,406	$9,690,165	473,639	$—	290,096	$4,119,363	15,538	$220,640

Robert G. Blatz, President and Chief Operating Officer	138,465	1,966,203	224,360	30,400	—	—	104,082	1,477,964

Shannon E. Smith, Chief Financial Officer and Treasurer	128,775	1,828,605	133,865	—	—	—	77,876	1,105,839

John J. Cunningham, Jr., Vice President, General Counsel and Secretary	—	—	5,000	—	—	—	5,000	71,000

Thomas L. Rhodes, Director	92,328	1,311,058	58,400	100,726	170,979	2,427,902	—	—

Bruce D. Benson, Director	151,740	2,154,708	64,256	100,726	81,928	1,163,378	—	—

Thomas Harvey, Director	5,150	73,130	—	—	—	—	—	—

Bruce E. Moore, Director	95,028	1,349,398	—	—	25,355	360,041	—	—

Todd W. Sheets, Director	9,459	134,318	58,400	100,726	—	—	—	—

Director and Officer Total	1,303,351	$18,507,585	1,017,920	$332,578	568,358	$8,070,684	202,496	$2,875,443

(1)	Includes 342,197 shares and 27,765 OP Units held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”), a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest. Mr. Considine disclaims beneficial ownership of the shares and OP Units held by Titahotwo, except to the extent of his economic interest therein. Also includes the following shares of which Mr. Considine disclaims beneficial ownership: 81,079 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power; 201,090 shares and 12,346 shares that may be acquired pursuant to options that are exercisable within 60 days and are held by Titaho Limited Partnership, RLLLP (“Titaho”), a registered limited liability limited partnership of which Mr. Considine’s brother is the trustee of the sole general partner; and 2,000 shares held by the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes and the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes (the “Rhodes Trusts”) of which Mr. Considine is the trustee and may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by these trusts. Mr. Considine disclaims beneficial ownership in the shares of Common Stock held by the Rhodes Trusts.

1998 Stock Incentive Plan and 2008 Stock Award and Incentive Plan.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each then-outstanding option to purchase shares of Common Stock, including those options held by the Company’s directors and executive officers, shall be terminated and at the Effective Time, each holder of such a terminated option shall be entitled to receive a cash payment, less any applicable withholding taxes, equal to the product of the number of shares of Common Stock subject to such terminated option and the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock issuable with respect to each such option. If the per-share exercise price of any such terminated option is equal to or greater than the Offer Price, the holder of such option will be entitled to receive a cash payment in an amount equal to $0.001 per share of Common Stock issuable with respect to such option, rounded to the next highest full cent.

As a result of the foregoing, the approximate dollar value of the outstanding options, based on the excess, if any, of the Merger Consideration over the exercise price per share of each such option, issued to Messrs. Considine, Blatz, Smith and Cunningham, and the aggregate dollar value of the outstanding options issued to the non-employee directors of the Company Board, are: Mr. Considine, $0; Mr. Blatz, $30,400; Mr. Smith, $0; Mr. Cunningham, $0; and the non-employee directors of the Company Board, $302,178. The approximate aggregate dollar value of all the outstanding options issued to employees and directors of the Company (excluding the options of the executive officers and non-employee directors listed above), based on the excess, if any, of the Merger Consideration over the exercise price per share of each such option, is $1,517.

Furthermore, the approximate dollar value of the outstanding restricted shares of Common Stock issued to Messrs. Considine, Blatz, Smith and Cunningham, and the aggregate dollar value of the outstanding restricted shares of Common Stock issued to the non-employee directors of the Company Board, are: Mr. Considine, $220,640; Mr. Blatz, $1,477,964; Mr. Smith, $1,105,839; Mr. Cunningham, $71,000; and the non-employee directors of the Company Board, $0. The approximate aggregate dollar value of all the outstanding restricted shares of Common Stock issued to employees and directors of the Company (excluding the restricted shares of Common Stock of the executive officers and non-employee directors listed above) is $282,978.

Messrs. Considine, Blatz and Smith hold 5,000, 35,000 and 25,000 shares of restricted Common Stock, respectively, that will be forfeited on December 31, 2008 pursuant to the restrictions applicable to such shares of restricted Common Stock.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Severance Plan.

On December 9, 2008, the Compensation Committee of the Company Board (the “Compensation Committee”) adopted, and the Company Board ratified, the Company’s plan (the “Severance Plan”) to provide severance payments to employees of the Company or its subsidiaries upon an involuntary termination of employment without “cause.” All employees of the Company and its subsidiaries, other than the Company’s Chief Executive Officer, are eligible for severance under the Severance Plan. Subject to certain exceptions, any termination by the Company in connection with or within six months following a “change in control” (as defined in the Severance Plan and which includes the consummation of the Offer or the Merger) shall be deemed a termination without cause. Upon such termination and subject to the conditions described in the Severance Plan, the Severance Plan provides each employee with a cash severance payment determined in accordance with the table set forth below. Under the Severance Plan, the Compensation Committee may, in its sole discretion, alter, suspend, discontinue or terminate the Severance Plan or impose or waive any terms, conditions or limitations on severance rights or payments authorized under the Severance Plan without the consent of employees or any other person or entity; provided, however, that without the consent of the affected employee, no such action that may materially and adversely affect the rights of that employee may be taken in connection with or within six months following the consummation of a change in control.

Severance Amounts

Employee	Severance Amount

All Employees	2 weeks’ salary plus 1 week’s salary for every year of service

Regional Management	3 months’ salary

Vice President (other than as described below) and Property Controller	4 months’ salary

Vice President-Finance and General Counsel	6 months’ salary

President, Chief Operating Officer and Chief Financial Officer	12 months’ salary

Under the Severance Plan, an employee is entitled to receive the greater of the amount he or she would receive under the “All Employees” category or any other applicable category set forth in the table above. Additionally, neither the President, Chief Operating Officer nor Chief Financial Officer is entitled to any severance payment if his or her employment is terminated in connection with a transaction or other event pursuant to which such officer is entitled to receive accelerated equity awards granted under any Company equity incentive plan or any award agreement thereunder or employment agreement. As a result, the Company’s President, Chief Operating Officer and Chief Financial Officer will not be entitled to any severance payment if they are terminated in connection with the Offer or the Merger.

The above summary of the Severance Plan is qualified in its entirety by reference to the terms of the Severance Plan itself, a copy of which is filed as Exhibit (e)(2)(A) and incorporated herein by reference.

Retention Bonus Plan or Retention Bonus Permitted by the Merger Agreement.

Pursuant to the Merger Agreement, the Company or any of its subsidiaries may, in its sole discretion, adopt, approve, enter into and amend one or more compensation plans, agreements or arrangements with, or relating to, any or all of its and the Company subsidiaries’ officers and employees, other than the Chief Executive Officer (each, a “Retention Bonus Plan”), and providing for the payment to them by the Company or such Company subsidiary of cash bonuses (each a “Retention Bonus”). All Retention Bonuses shall (a) be contingent upon the consummation of the Merger, (b) not exceed, in the aggregate, $500,000 and (c) be subject to withholding for applicable taxes. The officers and employees, if any, who shall be awarded Retention Bonuses shall be determined by the Company, in its sole discretion. Any Retention Bonus Plan involving the award of a Retention Bonus to an officer or employee who is, or as of the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer will be, a stockholder of the Company shall be approved by the Company in a manner that satisfies the non-exclusive safe-harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. From and after the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, pay any and all Retention Bonuses on or before the time required pursuant to the applicable Retention Bonus Plan. No adjustment shall be made to the Offer Price as the result of any Retention Bonus Plan or Retention Bonus adopted, approved, entered into, amended or awarded pursuant to the terms of the Merger Agreement. Each Retention Bonus shall be payable 50% upon the earlier of the acceptance of the Offer or the closing of the Merger and 50% on the six-month anniversary of the payment of the first installment of the Retention Bonus provided the recipient has continued in the employment of the Company for such six-month period, except for termination of employment due to death, disability or termination without cause. As of the date of this Statement, neither the Company Board, the Compensation Committee of the Company Board nor the Company has approved any Retention Bonus Plan or awarded any Retention Bonuses. However, the Company anticipates that, prior to the consummation of the Offer, it will adopt a Retention Bonus Plan and award Retention Bonuses up to the maximum amount permitted by the Merger Agreement. The recipients of any such Retention Bonuses have not yet been determined.

Director and Officer Indemnification and Insurance.

The Merger Agreement provides that the Surviving Entity will (and Parent will cause the Surviving Entity to) indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its subsidiaries (in all of their capacities) (“Indemnified Parties”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company pursuant to its certificate of incorporation, its by-laws and other organizational documents of the Company and indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors and officers of the Company and its subsidiaries and provided to Parent prior to the date thereof.

The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Entity will (and Parent will cause the Surviving Entity to) maintain the current policies (or such other policies containing terms and conditions which are, in the aggregate, no less advantageous to the insured) of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated hereby); provided, that in no event will the Surviving Entity be required to expend more than 125% of the amount expended by the Company and its subsidiaries to maintain or procure such directors’ and officers’ insurance liability insurance and fiduciary liability insurance immediately prior to the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement.

As an inducement for Parent and Purchaser to enter into the Merger Agreement, and in consideration thereof, Terry Considine, Titaho Limited Partnership, RLLLP (“Titaho”), Titahotwo, Thomas L. Rhodes, Bruce D. Benson, and Bruce E. Moore (collectively, the “Securityholders”), entered into a Tender and Support Agreement (the “Tender and Support Agreement”), dated as of December 9, 2008, with Parent and Purchaser. Each of the Securityholders (other than Titaho and Titahotwo, which are affiliated with Mr. Considine) is a director of the Company. Under the Tender and Support Agreement, the Securityholders agreed to tender in the Offer and OP Offer all of their shares of Common Stock and OP Units. The Securityholders also agreed to vote in favor of the Merger and against any alternative acquisition proposal. The Securityholders own approximately 954,000 shares (excluding 5,000 shares subject to forfeiture) of Common Stock, representing approximately 12% of the shares of Common Stock outstanding at December 18, 2008.

The summary of the Tender and Support Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto.

(b)	Arrangements with Parent and Purchaser.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Statement to provide investors and security holders with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, the Company Partnership, or Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified, modified or limited by the disclosure letter delivered to Purchaser and Parent by the Company and the Company Partnership in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the

Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement should not be viewed or relied upon as statements of actual facts or the actual state of affairs of the Company, the Company Partnership, Parent or Purchaser.

Under the Merger Agreement, the Company granted to Purchaser the right to designate members of the Company Board, in proportion to the percentage of outstanding Shares (disregarding any unvested and unexercisable stock options and all other unvested rights to acquire Shares) owned by Parent, Purchaser and their affiliates, upon the payment by Purchaser for any shares of Common Stock tendered and not withdrawn pursuant to the Offer. Additional information with respect to the appointment of directors on the Company Board and the summary of Purchaser’s right to appoint members to the Company Board is contained in the subsection entitled “—The Merger Agreement” in Section 13 of the Offer to Purchase and in the Information Statement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

The Company and Green Courte Partners, LLC, an entity that controls Parent and Purchaser (“Green Courte Partners”), entered into a Confidentiality Agreement dated July 16, 2008 (the “Confidentiality Agreement”). As a condition to being furnished certain information relating to the Company, Green Courte Partners has agreed, among other things, that it will hold as strictly confidential, and will require its respective Representatives (as defined in the Confidentiality Agreement) to hold as strictly confidential, all Confidential Information (as defined in the Confidentiality Agreement) and to use it for the sole purpose of evaluating, negotiating and consummating a possible transaction involving the Company, its businesses or assets (a “Possible Transaction”). Under the Confidentiality Agreement, “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a breach of the Confidentiality Agreement by Green Courte Partners or disclosure by Green Courte Partners’ Representatives, (ii) was lawfully in Green Courte Partners’ or Green Courte Partners’ Representatives’ possession prior to any disclosure by the Company, Wachovia Capital Markets, LLC (“Wachovia Securities”) or the Company’s other Representatives, or (iii) was provided to Green Courte Partners or Green Courte Partners’ Representatives by a third party that was not, to the knowledge of Green Courte Partners or Green Courte Partners’ Representatives, bound by any obligation of confidentiality to the Company, Wachovia Securities or the Company’s other Representatives.

In addition, Green Courte Partners agreed under the Confidentiality Agreement, among other things, that, for a period of one year from the date of the Confidentiality Agreement, it would not, without the prior written consent of the Company, directly or indirectly, solicit to employ or actually employ any of the officers or employees of the Company (i) with whom Green Courte Partners or any of its Representatives has had contact while evaluating a Possible Transaction or (ii) who were specifically identified to Green Courte Partners or any of its Representatives by the Company or Wachovia Securities while evaluating a Possible Transaction, except for persons who are solicited and hired as a result of a general, non-targeted solicitation (including a search firm or similar entity) for persons made in the ordinary course of business.

Green Courte Partners further agreed that, for a period of one year from the date of the Confidentiality Agreement, neither it nor any of its Representatives that have been provided with Confidential Information will in any manner, directly or indirectly, without the prior written consent of the Company Board: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any voting securities (or beneficial ownership thereof), or any assets or businesses of the Company or any of its subsidiaries or affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company, any of its subsidiaries or affiliates or the assets of the Company or its subsidiaries or affiliates constituting a significant portion of the consolidated assets of the Company and its subsidiaries or affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or affiliates, or (iv) any “solicitation” of “proxies” (as these terms are used in the rules and regulations of the SEC) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” (as defined under the rules and regulations of the SEC) with respect to the Company or otherwise act in concert with any person in respect of the Company’s securities, without the prior written consent of the Chief Executive Officer of the Company; (c) otherwise act, alone or in concert with another person, to seek representation on or to control or influence the management, board of directors or policies of the Company; (d) take any action which would or would reasonably be expected to force the other party to make a public announcement regarding any of the matters set forth in (a) above; or (e) enter into any discussions or arrangement with any person with respect to any of the foregoing.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The Escrow Agreement

Concurrently with the execution of the Merger Agreement, the Company and Purchaser entered into an Escrow Agreement (the “Escrow Agreement”), dated as of December 9, 2008, with JPMorgan Chase Bank, National Association, as escrow agent (the “Escrow Agent”). Pursuant to the Escrow Agreement, Purchaser has deposited with the Escrow Agent (a) cash in the amount of $5,000,000 and (b) a promissory note payable to the Company in the amount of $5,000,000 which is due December 26, 2008. Funds in escrow are the Company’s exclusive remedy for Purchaser’s default in the event of termination of the Merger Agreement by the Company if Parent or Purchaser has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, and such breach is incapable of being cured in accordance with the terms of the Merger Agreement or would result in the failure of a condition to the Company’s obligation to close, and such funds will be released to the Company as liquidated damages. In all other cases, the deposit will be released to Parent if the Merger Agreement is terminated.

The foregoing summary is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Company Board, during a meeting held on December 9, 2008, determined that the proposed Offer and Merger are fair to and in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders and approved the form, terms and provisions of the Merger Agreement and all related documents and exhibits thereto and the Offer and the Merger and the other transactions contemplated by the Merger.

Accordingly, the Board of Directors of the Company recommends that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL.

A letter to the Company’s stockholders communicating the Company Board’s recommendation and the press release announcing the Merger Agreement are attached hereto as Exhibits (a)(3) and (a)(4), respectively.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background.

The Company Board and management have regularly evaluated the Company’s strategic alternatives with a view to enhancing stockholder value. In connection with this ongoing evaluation, the Company Board has considered from time to time various business opportunities, including the sale or merger of the Company with another entity and the sale of one or more of the Company’s manufactured home communities. As part of this ongoing evaluation of strategic alternatives, at a regularly scheduled meeting held on October 30, 2007, the Company Board discussed various strategic alternatives and authorized management to engage in preliminary discussions with a financial advisor regarding certain of the strategic alternatives discussed. In November of 2007, the

Company engaged in discussions with Wachovia Securities and, in January of 2008, the Company retained Wachovia Securities to explore the possibility of finding a joint venture partner to invest in some of the Company’s properties. As a result of these efforts, the Company did not identify any prospective joint venture partners. However, it did result in discussions with Green Courte Partners, a private equity firm, and with the capital partner of an owner-operator of manufactured home communities (such owner-operator is referred to herein as the “Second Bidder”).

On November 8, 2007, Green Courte Partners requested that the Company waive the ownership limit in its certificate of incorporation and allow its affiliates to acquire up to 9.9% of the outstanding shares of Common Stock. The Company denied this request but continued to engage in informal discussions with Green Courte Partners regarding its interest in the Company. On January 14, 2008, Green Courte Partners provided an indication of interest to acquire the Company’s Florida properties for $378.9 million (including the assumption of indebtedness), based solely on publicly available information and certain assumptions. The Company declined the Green Courte Partners proposal based on its determination that it was unwilling to sell the properties at the price indicated at that time, given that the Company had not yet undertaken the broad marketing process necessary to evaluate the sufficiency of this price. In the weeks that followed, the Company continued to engage in discussions with Green Courte Partners and the Second Bidder.

On January 30, 2008, the Company Board convened in Clearwater, Florida for its regularly scheduled board meeting for the fiscal year ended December 31, 2007. Also in attendance were members of the Company’s management and representatives of the Company’s outside legal counsel, Hill, Ward & Henderson, P.A. (“Hill Ward Henderson”). At the meeting, members of the Company’s management reviewed with the Company Board the Company’s current operations and future prospects including an analysis of new home sales and a review of the Company’s borrowing alternatives and the maturity schedules associated with its outstanding loans. The Company Board and management also discussed various strategic alternatives, including soliciting an institution to invest in a joint venture involving a number of the Company’s properties. The Company Board discussed possible uses of the proceeds that might result from any such potential transaction, but emphasized that all discussions remained highly contingent and exploratory in nature.

On April 23, 2008, the Company received a proposal from Green Courte Partners in which Green Courte Partners indicated that, based solely on publicly available information and certain assumptions, it would be prepared to offer between $26.00 and $28.00 per share in cash to acquire all of the outstanding shares of Common Stock and OP Units. Green Courte Partners’ proposal was subject to a number of conditions, including access to non-public information, the completion of due diligence and the receipt by Green Courte Partners of additional financing for the Company’s assets. In response to this proposal, on April 28, 2008, Shannon Smith, the Chief Financial Officer of the Company, and representatives of Wachovia Securities, met with Randall K. Rowe, James R. Goldman and Kian Wagner of Green Courte Partners in Lake Forest, Illinois to discuss the basis on which Green Courte Partners had valued the Company, and to discuss Green Courte Partners’ ability to consummate the transaction.

On April 24, 2008, the Second Bidder provided a preliminary indication of value for the Company of $20.84 per share, before transaction fees and expenses. On April 28, 2008, Mr. Smith and representatives of Wachovia Securities met with representatives of the Second Bidder to discuss their interest in a possible transaction involving the Company.

On April 29, 2008, Green Courte Partners revised their proposal, indicating their interest in a transaction in the range of $30.00 to $32.00 per share, subject to confirmatory due diligence, certain assumptions and the resolution of certain issues relating to the availability and cost of financing.

On April 30 and May 1, 2008, the Company Board convened in Phoenix, Arizona for the Company’s Annual Meeting and for its regularly scheduled board meeting for the quarter ended March 31, 2008. The Company Board discussed, among other things, the quarterly review memorandum that had been prepared by members of the Company’s management, and analyzed, among other things, the results of the Company’s home sales business which had experienced a difficult period. The Company Board also discussed various strategic alternatives, including the transaction proposed by Green Courte Partners and the discussions that had been ongoing between representatives of the Company and Wachovia Securities with representatives of the Second Bidder. The Company Board authorized the Company’s management to continue exploring these and other strategic alternatives that might enhance stockholder value.

On May 1, 2008, the Company received a proposal from the Second Bidder in which the Second Bidder indicated its interest in acquiring all of the Company’s outstanding Common Stock and OP Units for between $28.50 and $30.50 per share. The Second Bidder’s proposal was based only on publicly available information and was subject to further due diligence, including a review of non-public information relating to the Company. The Second Bidder also sought a 30-day period of exclusivity to negotiate a definitive agreement.

On June 2, 2008, Green Courte Partners made an alternative proposal to the Company. While maintaining its interest in acquiring all of the outstanding shares of Common Stock and OP Units for between $30.00 and $32.00 per share, Green Courte Partners now proposed a transaction in which it would contribute to the Company Partnership seven of its own manufactured home communities, which Green Courte Partners valued at $161.0 million (subject to debt to be assumed of $98.7 million), in exchange for 3,052,000 OP Units. In addition, Green Courte Partners would purchase $25.0 million of a new series of 8.0% convertible preferred stock issued by the Company. Representatives of the Company and Green Courte Partners had a number of discussions about this proposal but never reached any agreement.

On July 3, 2008, the Company Board met telephonically to discuss strategic transactions to enhance stockholder value. Also in attendance were members of the Company’s management and representatives of Wachovia Securities and Hill Ward Henderson. The Company Board considered the adverse impact that economic conditions in the housing and financial markets had, and were expected to continue to have, on the Company’s home sales business and expansion land value. In the meeting, representatives of Wachovia Securities reviewed with the Company Board the presentation materials they had prepared, which analyzed various alternatives, including maintaining the status quo; pursuing either of the proposals from Green Courte Partners or the Second Bidder; and a range of other possible transactions involving sales of certain properties and share repurchase transactions. In that meeting, the Company Board authorized the retention of Wachovia Securities to assist the Company in exploring a broad range of strategic alternatives, as well as a public announcement that the Company was engaging in a formal process to explore these alternatives.

On July 8, 2008, the Company issued a press release announcing that the Company Board was considering a broad range of strategic alternatives to enhance stockholder value. The release indicated that the Company Board had authorized management to undertake a formal process to determine investor interest in the purchase of some or all of the Company’s real estate assets, and that the Company had retained Wachovia Securities to assist in this process. The release noted that short term factors, including continued volatility and uncertainty in the broader capital markets, may make certain strategic alternatives unattractive or unfeasible, and that the Company Board may decline to engage in any transaction and may decide to continue the Company’s current business plan and operations.

Thereafter, Wachovia Securities contacted more than 85 potential buyers, and received a number of indications of interest. Following the receipt of such indications of interest, the Company entered into confidentiality agreements with 49 potential buyers and granted 38 of these potential buyers (including Green Courte Partners and the Second Bidder) access to an electronic on-line data room to conduct due diligence on the Company. Throughout July 2008, members of the Company’s management engaged in discussions with Green Courte Partners, the Second Bidder and a number of other interested parties regarding potential transactions to acquire the Company or some of its properties.

On July 29, 2008, the Company Board convened in Denver, Colorado for its regularly scheduled board meeting for the quarter ended June 30, 2008. At the meeting, members of the Company’s management reviewed with the Company Board the Company’s current operations and future prospects. They also discussed the status of the strategic review process being explored with the assistance of Wachovia Securities. It was recognized that the Company might choose to sell any or all of its properties, or might not pursue any transaction, and that all such potential transactions were highly contingent and exploratory in nature.

By mid-August of 2008, Wachovia Securities had received initial indications of interest from 17 potential buyers. Except for Green Courte Partners and the Second Bidder, all of the potential buyers expressed interest in acquiring one or more specific properties. On August 1, 2008, Green Courte Partners proposed to acquire all of the outstanding shares of Common Stock for consideration including $20.50 in cash, and the right to receive proceeds from the sale of certain assets of the Company that would be placed into a liquidating trust and sold over time. Representatives of Green Courte Partners indicated their belief that such sales could result in net proceeds to the Company of $7.25 per share over time. The Green Courte Partners proposal included financing contingencies and confirmatory due diligence requirements. On August 4, 2008, the Second Bidder proposed to acquire all but two of the Company’s properties for $484.0 million (including the assumption of $246.9 million of mortgage debt). The Second Bidder’s proposal included financing contingencies, a 30-day exclusivity period and a 75-day confirmatory due diligence period. Management of the Company and Wachovia Securities estimated the total value that Company stockholders might realize over time from these two proposals was approximately $24.04 per share and $23.17 per share for Green Courte Partners and the Second Bidder, respectively. Throughout the remainder of the month, representatives of Wachovia Securities continued to contact the various parties that had expressed an interest in one or more of the Company’s properties regarding the price(s) that each party was willing to offer for each such property.

On August 25, 2008, the Company Board met telephonically, and representatives of Wachovia Securities reviewed with the Company Board materials they had prepared which, among other things, provided an update as to the status of the strategic alternatives process. Specifically, representatives of Wachovia Securities described the indications of interest that had been received and the next steps in the process, which involved seeking a second round of bids from some of those who had expressed an initial indication of interest in the Company or any of its properties. The Company Board considered the possibility that the process might not lead to any transaction, but authorized Wachovia Securities to proceed to the next stage.

Management of the Company and Wachovia Securities selected nine parties to enter the second round of the process. Each potential buyer was given the opportunity to conduct further due diligence. On behalf of the Company, Wachovia Securities asked each prospective buyer to provide a second, more definitive offer by October 1, 2008. Seven proposals were received in the second round. One of these led to a contract for the sale of the Company’s Pleasant Living community. On September 29, 2008, the Second Bidder made a proposal to acquire nine of the Company’s properties for $171.5 million (including the assumption of $102.2 million of mortgage debt).

On October 1, 2008 Green Courte Partners made a new proposal to the Company. Green Courte Partners proposed two new alternative transactions, in each case subject to due diligence and the negotiation of definitive documentation. The first alternative involved Green Courte Partners making a tender offer for any and all outstanding shares of Common Stock at $25.00 per share. The second alternative was for Green Courte Partners to purchase ten of the Company’s properties for $169.7 million (or $181.3 million if the Company provided seller financing), including the assumption of mortgage debt.

On October 8, 2008, Terry Considine, Chairman of the Company, spoke with Mr. Goldman about the most recent Green Courte Partners proposal. Mr. Considine indicated that he valued the Company at a price at least equal to $28.00 per share.

On October 12, 2008, Mr. Goldman sent a letter to Mr. Considine in which he explained why he did not agree with Mr. Considine’s valuation. Mr. Goldman noted that recent events in the real estate and financial markets had adversely affected the Company’s prospects for future cash flow growth and that the economic recession was likely to be much deeper and longer than they had initially anticipated. Mr. Goldman indicated that he expected the economy to have an adverse impact on the Company’s prospects with slower over-all rent growth, slower lease-up within the Company’s existing communities, and slower, less profitable, sales of new homes within the

Company’s two development projects. Mr. Goldman concluded that the Company’s expected future cash flows would be significantly lower than Green Courte Partners had estimated six months ago and those cash flows, discounted at the current higher cost of equity, indicate a share price significantly lower than Mr. Considine’s targeted price of $28.00 per share. Nevertheless, Mr. Goldman indicated that Green Courte Partners was still interested in pursuing a transaction with the Company, and offered three alternative transactions for the Company to consider. Under the first alternative, Green Courte Partners would purchase 1,000,000 shares of Common Stock from the Company at $22.00 per share. Under the second alternative, Green Courte Partners would purchase 1,000,000 shares of Common Stock at $22.00 per share, and would also make a tender offer for shares of Common Stock at $22.00 per share in which it would seek to acquire shares that, together with its existing holdings, would bring its ownership interest to 50%. Under the third alternative, Green Courte Partners would make a tender offer for 100% of the issued and outstanding shares of Common Stock and all outstanding OP Units at $20.00 per share.

From October 12 through 17, 2008, the Company’s management engaged in numerous discussions with Green Courte Partners, representatives of Wachovia Securities and the Company’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), regarding each of the proposals. During this time, Skadden engaged in numerous discussions with Green Courte Partners’ outside legal counsel, DLA Piper LLP (US) (“DLA Piper”), regarding the terms of Green Courte Partners’ proposals.

On October 16, 2008, Mr. Goldman met with Mr. Considine in Denver. Representatives of Wachovia Securities also participated in the meeting. During the course of the meeting, Mr. Goldman reviewed in detail the proposals contained in the letter he had sent to Mr. Considine on October 12, 2008, and outlined the additional due diligence that Green Courte Partners would need to conduct before it would be in a position to proceed with a transaction. Mr. Considine then discussed the business prospects for the Company and communicated that certainty of execution was critical to the Company’s evaluation of any potential transaction.

On October 17, 2008, Mr. Goldman contacted Mr. Considine and proposed that Green Courte Partners purchase 1,000,000 shares of Common Stock from the Company for $20.25 per share, and then conduct a tender offer for all of the issued and outstanding shares of Common Stock and OP Units at $20.25 per share. Mr. Goldman’s proposal also involved the issuance to Green Courte Partners of a warrant to purchase up to 1,000,0000 shares of Common Stock at $20.25 per share, and a break-up fee of $8.0 million plus fees and expenses if the Company accepted a superior proposal. Mr. Goldman followed up the discussion by sending a draft term sheet that described his proposal.

Later that day, the Company Board held a telephonic meeting to consider the various strategic alternatives, including the latest proposal from Green Courte Partners and the possibility of not engaging in a transaction. Also in attendance were members of the Company’s management and representatives of Wachovia Securities and Skadden. Representatives of Wachovia Securities presented the Company Board with a review of materials they had prepared, which among other things, analyzed the challenges the Company would encounter in the event it did not enter into any strategic transaction, including the possible difficulty in obtaining financing given the state of the credit markets. The Company Board deliberated at length regarding the Green Courte Partners proposal and authorized the Company’s management to continue discussions with Green Courte Partners. The Company Board also directed Wachovia Securities to pursue discussions with the Second Bidder to assess its interest in a transaction to acquire the Company.

After the Company Board meeting, Wachovia Securities contacted the Second Bidder to inform it of the proposal the Company had received from another party (Green Courte Partners) and inquired whether the Second Bidder would be interested in pursuing a similar transaction with the Company. In the days that followed, the Second Bidder requested and reviewed additional financial information from the Company and then indicated that it would not be willing to offer to buy the Company at a price close to the price offered by the other bidder (Green Courte Partners).

From October 17 through 20, 2008, the Company’s management and representatives of Skadden and Wachovia Securities continued to engage in frequent discussions and negotiations with Green Courte Partners and DLA

Piper regarding the Green Courte Partners proposal. During this time, representatives of Green Courte Partners visited one of the Company’s manufactured home communities, as well as its corporate offices, in order to conduct business and legal due diligence on the Company and its assets.

On October 20, 2008, Green Courte Partners delivered to the Company an initial draft of an agreement to effect the proposed transaction. The following day, members of the Company’s management and representatives of Skadden and Wachovia Securities discussed the terms of the proposed agreement, including the conditions to the offer, the termination fee payable to Green Courte Partners, and the definitions of “Takeover Proposal” and “Superior Proposal” to be included in the agreement. On October 21, representatives of Green Courte Partners notified the Company that, based on the results of its due diligence efforts to date, a transaction at a price of $20.25 per share was not warranted and Green Courte Partners would be suspending its efforts with respect to the proposed transaction with the Company. Among areas of significant disagreement were their beliefs as to the value of the Company’s development and non-stabilized properties. After undertaking significant due diligence, and in light of the weakened United States economy and the deteriorating housing and mortgage markets, Green Courte Partners believed such properties were worth significantly less than the Company did. In addition, Green Courte Partners indicated that the deterioration in credit markets limited the availability of financing and increased the cost of any financing that was available.

From October 21 through 22, 2008, the Company and Wachovia Securities continued to engage in discussions with representatives of Green Courte Partners regarding the potential sale of certain of the Company’s properties to Green Courte Partners. As a result of such discussions, Green Courte Partners contacted the Company on October 22, 2008 with a revised proposal to purchase most of the Company’s properties for $342.9 million (including the assumption of $197.5 in debt), subject to certain adjustments and conditions, including a requirement that the Company repurchase 367,800 shares of Common Stock from an affiliate of Green Courte Partners for approximately $8.4 million. This would have resulted in cash proceeds to the Company of approximately $16.00 per share, before fees and expenses.

On October 24, 2008, Green Courte Partners delivered a revised proposal to the Company providing for the acquisition by Green Courte Partners of 15 of the Company’s properties for a purchase price of $296.5 million (including the assumption of $183.6 million of mortgage debt), subject to certain conditions, including a requirement that the Company repurchase 367,800 shares of Common Stock from an affiliate of Green Courte Partners for approximately $7.4 million. This would have resulted in cash proceeds to the Company of approximately $12.32 per share before fees and expenses, and approximately $10.41 per share after fees and expenses and repayment of certain indebtedness.

The Company delivered a counterproposal in the form of a draft term sheet to Green Courte Partners on October 25, 2008. The counterproposal involved the sale of 15 properties for approximately $326.0 million (including the assumption of $183.6 million of debt), plus an earn-out payment, and included an obligation of the Company to repurchase 367,800 shares of Common Stock from an affiliate of Green Courte Partners for approximately $7.4 million. This would have resulted in cash proceeds to the Company at the closing of approximately $15.84 per share before fees and expenses, and approximately $13.87 per share after fees and expenses and the repayment of certain indebtedness.

The next day, members of the Company’s management engaged in several discussions and negotiations with Green Courte Partners regarding the counterproposal. In the days that followed, the Company and its advisors discussed the consequences of entering into such a transaction, including the limited cash flow that the Company would receive from its remaining assets, a number of which consisted of development properties. The Company and its advisors also considered the extent to which proceeds from such a transaction would be distributable to the Company’s stockholders and the costs associated with maintaining the Company’s status as a public company.

During this time, Wachovia Securities and the Company also continued discussions with the Second Bidder regarding a potential sale of a number of the Company’s properties to the Second Bidder. As a result of such discussions, on October 27, 2008, the Second Bidder proposed to purchase 25 of the Company’s properties for a purchase price of $168.5 million (plus the assumption of certain mortgage debt).

On October 29, 2008, the Company Board convened telephonically to consider various strategic alternatives, including the Company’s option to refrain from entering into any proposed transaction and continue normal operations. Also in attendance at the meeting were members of the Company’s management and representatives of Wachovia Securities and Skadden. The Company Board discussed the risks associated with postponing any such transaction, including the possibility that the Company would not meet NYSE listing requirements as a result of its fallen stock price and the likelihood that the Company would no longer be able to pay dividends on the Common Stock. The Company Board then discussed the potential transactions with Green Courte Partners and the Second Bidder. Representatives of Wachovia Securities presented the Company Board with a review of materials they had prepared, which among other things, analyzed the strategic alternatives available to the Company and set forth the consequences associated with the Company postponing any proposed transaction and continuing normal operations. The Wachovia Securities presentation also included an analysis of the proposed property sales to Green Courte Partners and the Second Bidder. Based on Wachovia Securities’ presentation, Mr. Considine estimated that the Green Courte Partners transaction could be worth approximately $14.00 per share to the Company, including cash proceeds of more than $10.00 per share (before redeeming the Company’s preferred stock), and remaining assets with an estimated net asset value of less than $4.00 per share. The Company Board then discussed the likelihood of the Common Stock trading well below this net asset value, particularly given the state of the financial markets. The Company Board also considered the proposal from the Second Bidder which involved 25 properties at valuations similar to those of Green Courte Partners. The Company Board deliberated at length regarding the proposed transactions as well as the viability of the remaining Company following the consummation of either transaction.

From October 29 through November 1, 2008, negotiations between Green Courte Partners, the Company, and their respective legal counsel continued regarding the definitive terms of the proposed property sale, including the overall structure of the transaction, the conditions to closing of each property sale and the amount of consideration payable.

On November 1, 2008, Green Courte Partners suspended its efforts with respect to the real estate transaction because the parties could not agree on a number of issues, including the price, timing and the process pursuant to which the transaction could be consummated. Among areas of significant disagreement were the allocation of risk of failing to obtain lender approvals within a relatively short time period and due diligence as to capital requirements at the Company’s properties and other real estate matters.

On November 4, 2008, the Company Board convened in Denver, Colorado for its regularly scheduled board meeting for the quarter ended September 30, 2008. Also in attendance were members of the Company’s management. Members of the Company’s management provided the Board with a review of various strategic alternatives, including the sale of various properties to a number of potential buyers. Members of the Company’s management also provided the Company Board with a detailed review of the proposed property sales to Green Courte Partners and the Second Bidder, including a comprehensive analysis of the negotiation process that had been undertaken with each party. The Company Board and members of the Company’s management then discussed the implications to the Company of refraining from entering into any such transaction and continuing normal operations, including the potential liquidity issues the Company would face if a transaction did not materialize. The Company Board then deliberated at length regarding the various strategic alternatives, and directed members of the Company’s management to continue working with Wachovia Securities to structure a transaction that would enhance stockholder value. At this meeting, the Company Board also decided that, in order to conserve liquidity, the dividend payment on shares of Common Stock would not be paid for that quarter.

Throughout the first week of November, the Company and Wachovia Securities continued to engage in discussions with the Second Bidder regarding the potential asset sale. As a result of such discussions, the Second Bidder delivered draft term sheets to Wachovia Securities and the Company on November 5, relating to its proposal to purchase one of the Company’s properties for $63.5 million, and 20 of the Company’s other properties for $313.25 million (including, in each case, the assumption of mortgage debt). The following day, on behalf of the Company, Hill Ward Henderson delivered a draft purchase and sale agreement to the Second Bidder, relating to the single property that the Second Bidder proposed to purchase. On November 7, 2008, representatives of the Second Bidder met with members of the Company’s management to discuss the proposed transaction.

On November 10, 2008, representatives of the Company delivered a revised draft of the purchase and sale agreement to representatives of the Second Bidder. In the days that followed, discussions among the Company, the Second Bidder, and their respective advisors continued regarding the terms of the proposed sale of a number of the Company’s properties.

On November 12, 2008, the Company and its advisors convened telephonically to review the various terms of the proposed transactions with the Second Bidder, including the costs that would be incurred as a result of such transactions. In the days that followed, Wachovia Securities and the Company continued to engage in price discussions with the Second Bidder relating to the proposed transactions.

On November 13, 2008, the Second Bidder continued conducting due diligence on the property portfolio, and the Company, Wachovia Securities and the Second Bidder continued to negotiate the terms of the portfolio sale, including the purchase price. In the days that followed, representatives of the Company delivered revised drafts of a term sheet, master transaction agreement and purchase and sale agreement to representatives of the Second Bidder, providing for the acquisition by the Second Bidder of 20 of the Company’s properties. On November 20, 2008, the Second Bidder reduced its proposed purchase price for the 20 properties to $303.0 million (including the assumption of mortgage debt), citing market conditions and the returns available from alternative investments as the motivation for the price reduction.

On November 14, 2008, Green Courte Partners again requested that the Company waive the ownership limit in its certificate of incorporation and allow it to acquire up to 9.9% of the outstanding shares of Common Stock. On November 16, 2008, the Company denied this request. However, Wachovia Securities contacted Green Courte Partners regarding the proposed acquisition of the Company by Green Courte Partners. As a result of such discussions, on November 26, 2008, Green Courte Partners indicated interest in pursuing an acquisition of the Company at a purchase price of $14.00 per share and recommencing its due diligence efforts with respect to the Company. In the days that followed, representatives of the Company and Wachovia Securities continued to engage in discussions with Green Courte Partners regarding a potential transaction, and representatives of the Company began providing representatives of Green Courte Partners with additional diligence information in response to diligence requests received from them.

From November 28 to 30, 2008, the Company and Green Courte Partners discussed the terms of a proposed transaction in which Green Courte Partners would commence a tender offer for all of the outstanding shares of Common Stock, which would be followed by a second-step merger transaction. The parties also discussed increasing the purchase price from $14.00 to $15.00 per share (subject to downward adjustment if the Company failed to fulfill certain conditions) and a cash deposit to be made by Green Courte Partners which would be retained by the Company if Green Courte Partners failed to complete the transaction.

On December 1, 2008, Green Courte Partners contacted the Company regarding the remaining points of negotiation between the parties. Later that day, Green Courte Partners delivered a revised written proposal providing for the acquisition of the Company at a purchase price of $15.00 per share, subject to further due diligence. Pursuant to the terms of the proposal, this price was to be subject to downward adjustment by up to $0.68 per share if certain conditions were not satisfied relating to pending negotiations by the Company with a lender and a purchaser of a property.

That same day, the Company Board convened telephonically to consider various strategic alternatives and the revised proposal from Green Courte Partners. Also in attendance were members of the Company’s management and representatives of Wachovia Securities and Skadden. The Company Board deliberated at length regarding Green Courte Partners’ revised proposal, including the purchase price and how the proposal compared to the terms of the proposed transaction between the Company and the Second Bidder. The Company Board also discussed the advantages and disadvantages associated with entering into each of the proposed transactions in comparison with refraining from entering into any such transaction and continuing normal operations. Representatives of Wachovia Securities and Skadden addressed questions from the Company Board regarding the various strategic alternatives.

Throughout the following week, the Company, Green Courte Partners, and their respective advisors engaged in numerous discussions regarding the terms of the proposed transaction with Green Courte Partners, including the top-up option, the definition of “Takeover Proposal” and the provisions regarding the treatment of OP Units in the transaction. As a result of such discussions, the Company, Green Courte Partners, and their respective legal counsel exchanged several drafts of a merger agreement and tender and support agreement, and continued to discuss the final terms of such documents, including the purchase price, the definition of “Company Material Adverse Effect” and the circumstances under which Green Courte Partners would be entitled to a termination fee.

Throughout this period, the Company and the Second Bidder continued to negotiate the terms of the transaction documents for the sale of 20 of the Company’s properties. In early December, the Second Bidder proposed to make changes to the terms contemplated by its November 20, 2008 offer, including a reduction of the purchase price.

On December 6, 2008, the Company, Green Courte Partners and Wachovia Securities continued to discuss the definitive terms of the draft agreements, including the issue of pricing. During the course of such discussions, the Company proposed a transaction price of $15.00 per share, or in the alternative, a price of $14.75 per share, subject to increase if certain conditions were satisfied. In response, Green Courte Partners contacted the Company with a proposed price of $14.08 per share, which was not subject to any adjustments.

On December 8, 2008, representatives of Wachovia Securities continued to discuss the proposed transaction with Messrs. Rowe and Goldman of Green Courte Partners. Following such discussions, which included negotiations regarding the best and final purchase price that Green Courte Partners would offer, Green Courte Partners put forward a revised proposal for the acquisition of the Company at $14.20 per share, without any adjustments. Mr. Smith then contacted Mr. Goldman and indicated that the Company would be interested in submitting this latest proposal to the Company Board if Green Courte Partners would make a $10.0 million deposit upon entering into a definitive agreement.

On December 9, 2008, the Company Board convened telephonically to consider whether to approve the proposed transaction with Green Courte Partners. Also in attendance were members of the Company’s management and representatives of Skadden, Hill Ward Henderson and Wachovia Securities. Throughout the course of the meeting, representatives of Skadden and Wachovia Securities and members of the Company’s management reviewed with the Company Board the final terms of the merger agreement and tender and support agreement of which summaries, as well as the draft agreements themselves, had been provided to the directors prior to the meeting. The Company Board deliberated at length regarding the final terms of the transaction, comparing it in terms of value and structure to the proposed transaction with the Second Bidder. Representatives of Wachovia Securities then presented the Company Board with a review of materials they had prepared, which included an updated financial analysis of the proposed transaction and orally delivered Wachovia Securities’ opinion, subsequently confirmed in writing, that, based upon and subject to certain factors and assumptions set forth in such opinion, the merger consideration to be received by holders of Common Stock in the proposed tender offer or in the proposed merger is fair, from a financial point of view, to such holders. The full text of Wachovia Securities’ opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with respect to the opinion, is attached hereto as Annex A. The Compensation Committee of the Company Board then reviewed and discussed the Company’s proposed severance plan and the amounts which would be paid out to employees of the Company or its subsidiaries upon an involuntary termination of employment without “cause.” The severance plan and the amounts of such payments were approved by the Compensation Committee and subsequently confirmed by the Company Board. Representatives of Wachovia Securities and Skadden then addressed questions from the Company Board regarding the proposed transaction with Green Courte Partners.

At the conclusion of the December 9, 2008 meeting, the Company Board approved the transaction with Green Courte Partners, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, declared the Merger, the Offer and all other transactions contemplated by the Merger Agreement advisable and in the best interests of the Company’s stockholders, authorized the Company and the Company Partnership to enter into the Merger Agreement and recommended that the Company’s stockholders tender their shares of Common Stock pursuant to the Offer and approve the Merger Agreement and the Merger.

The Merger Agreement was executed by Parent, Purchaser, the Company and the Company Partnership on December 9, 2008, and the Tender and Support Agreement was executed by Parent, Purchaser and the Securityholders described therein on December 9, 2008. On December 10, 2008, prior to the commencement of trading on the New York Stock Exchange, the Company issued a press release announcing the signing of the merger agreement.

At no time prior to the execution of the Merger Agreement and the Company Board’s approval of the transactions contemplated thereby did any discussions take place between Green Courte Partners and any members of the Company’s management regarding the terms of any employment arrangements after the Merger.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL, the Company Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following:

1.	Transaction Financial Terms; Premium to Market Price. The Company Board considered the $14.20 per share price to be paid in cash for each share of Common Stock, which represents a 264% premium over the closing price of the Common Stock on December 9, 2008, the last trading day before the Offer and the Merger were announced, and a 259% premium over the average closing price of the Common Stock for the one-month period prior to announcement.

2.	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company, including the liquidity of the Company in the event that a large portfolio or entity level transaction did not materialize. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash.

3.	Strategic Alternatives. The Company Board considered the potential strategic alternatives available to the Company, including remaining as an independent company and the possible sale of certain properties to another bidder. The Company Board also considered the fact that, on behalf of the Company, Wachovia Securities had contacted approximately 85 potential buyers, including strategic buyers, financial buyers and real estate investment trusts, and that none of these potential buyers, either initially or, in the case of one potential buyer, after further extensive discussions with the Company, were interested in consummating an entity level transaction with the Company. After carefully considering these alternatives, the Company Board determined that a sale of the Company to Parent on the terms proposed was the best alternative.

4.	Future Performance. The Company Board considered the uncertainty with regard to the future performance of its assets, earnings growth and appreciation of the value of its shares of Common Stock. The Company Board also considered the difficulty the Company was facing in leasing its non-stabilized properties and that it would face in leasing its development properties upon their completion.

5.	Projected Reduction in New Home Sales. The Company Board considered the market conditions and the Company’s projection of a decrease in new homes sold and the impact of the shut down costs associated with scaling back its home sales marketing effort.

6.	Disruptions in the Financial Markets. The Company Board considered challenges given the tighter credit conditions and slower growth due to the unprecedented recent financial market and economic conditions and the fact that concerns about the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy and real estate investments.

7.	Cash Tender Offer; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Company Board also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

8.	Absence of Conflicts with Management. The Company Board considered that no members of management had any discussions or understandings with Parent or Purchaser concerning future employment prior to the Company Board’s approval of the Merger Agreement, the Offer and the Merger. The Company Board also considered that, except for the Severance Plan and any Retention Bonus Plan, no employees will receive any consideration in the Offer or Merger, other than in respect of their equity interests in the Company and the Company Partnership, and that the Company’s Chief Executive Officer will not receive any payment under the Severance Plan or any Retention Bonus Plan.

9.	Minimum Condition of the Tender Offer. The Company Board considered that consummation of the Offer is subject to a condition that the number of Shares validly tendered (together with Shares beneficially owned by Parent, Purchaser and their affiliates) represent at least 88% of the Shares then outstanding (the “Minimum Condition”). The Company Board also considered that the Merger is not conditioned upon the success of the Offer.

10.	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which, if the Offer is successful, should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which other stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer. The Company Board also considered the business reputation of Parent and its management and the financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

11.

Wachovia Securities Financial Analysis and Fairness Opinion. The Company Board considered the presentation of Wachovia Securities as to various financial matters and the opinion of Wachovia Securities, dated December 9, 2008, to the effect that, as of the date of the opinion, the cash consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of the opinion from Wachovia Securities which sets forth the procedures followed, the factors considered and the assumptions made by Wachovia Securities in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the opinion of Wachovia Securities carefully and in its entirety. Wachovia Securities provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. The opinion of Wachovia Securities is not a recommendation as to whether or not any holder of shares should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger or any other matter. For a further discussion of the opinion of Wachovia Securities, see “Opinion of the Company’s Financial Advisor” below.

12.	Terms of the Merger Agreement. The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fee and reimbursement of expenses payable by the Company were favorable to the Company’s stockholders. In particular:

(a)	No Financing Condition. The Company Board considered the representation of Parent that it has commitments pursuant to which investors have committed to provide Parent with an amount of capital in excess of the amount required to purchase Shares pursuant to the Offer, and to pay the Merger Consideration and the excess, if any, of the Merger Consideration over the exercise price of options and the fact that the Offer is not subject to a financing condition.

(b)	Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the Company’s ability under certain circumstances, pursuant to the Merger Agreement, to participate in discussions or negotiations with, and to provide information to, any third party that has made, prior to the purchase of Shares in the Offer, an unsolicited bona fide written Takeover Proposal (as that term is defined in the Merger Agreement) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, would reasonably be expected to lead to a Superior Proposal (as that term is defined in the Merger Agreement), if the Company Board determines in good faith, after consultation with its outside legal counsel and financial adviser, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

(c)	Change in Recommendation/Termination Right to Accept Superior Proposals. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain circumstances to withdraw, modify or qualify in a manner adverse to Parent the Company Board’s recommendation to the Company’s stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL. In particular, the Company Board considered the fact that the Merger Agreement provides that the Company Board may, in response to a Superior Proposal, change its recommendation if, prior to the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer, (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, (ii) at least three business days prior written notice is given to Parent of the Company Board’s intent to take such action, (iii) Parent does not make within such three business day period an offer at least as favorable to the Company’s stockholders, as determined by the Company Board in good faith, as such Superior Proposal, and (iv) any such termination of the Merger Agreement shall be accompanied by payment of a termination fee described in paragraph (h) below.

(d)	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

(e)	Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer for up to two successive periods of not more than 10 business days each if certain conditions to the consummation of the Offer are not satisfied (or waived by Parent or Purchaser if permitted under the Merger Agreement) as of the initial expiration date of the Offer or, if applicable, the subsequent expiration date.

(f)	Merger Not Contingent on Success of Offer. The Company Board considered the fact that to complete the Merger the Company’s stockholders must approve the transaction, even if Shares are not acquired in the Offer as a result of the failure of the satisfaction of the Minimum Condition or other conditions, and further noted that the Merger is not contingent upon the completion of the Offer.

(g)	Top-Up Option. The Company Board considered that Purchaser has been granted a “top-up option” to purchase from the Company at a price per share equal to the Offer Price that number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their respective affiliates at the time of such exercise, constitutes one Share more than 90% of the then outstanding Shares (taking into account the issuance of Shares pursuant to the top-up option), and that this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.

(h)	Termination Fee and Expenses. The Company Board considered its determination, after discussions with Wachovia Securities and its legal advisors, that the termination fee of $5.4 million, which represents approximately 1.2% of the enterprise value of the Company, as well as the expense reimbursement of $1.0 million, that could become payable pursuant to the Merger Agreement under certain circumstances, including if Parent terminates the Merger Agreement because the Company Board changes its recommendation with respect to the Offer or the Merger or if the Company terminates the Merger Agreement to accept a Superior Proposal, was unlikely to be a significant deterrent to competing acquisition offers. The Company Board also considered that the funds placed in escrow are the Company’s exclusive remedy and will be released to the Company as liquidated damages if Parent or Purchaser breaches its obligations under the Merger Agreement. In all other cases, the deposit will be released to Parent if the Merger Agreement is terminated.

(i)	Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for holders of Shares who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger, but also noted the closing condition in the Merger Agreement that not more than 10% of the holders of the Common Stock shall have exercised their appraisal rights.

(j)	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

13.	Failure to Close. The Company Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

14.	Tax Treatment. The Company Board considered that the sale of Shares in the Offer and in the Merger would be a taxable transaction in which gain or loss will be recognized for United States federal income tax purposes by the selling stockholders.

15.	Regulatory Approval. The Company Board considered the regulatory approvals that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals, if necessary.

16.	Lender Consents. The Company Board considered the consents of all of the Company’s and its subsidiaries’ existing lenders that will be required in order to consummate the transactions contemplated by the Merger Agreement.

In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares, OP Units and options to purchase Shares as referenced in Item 3 of this Statement.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance relative to the other factors. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

(c)	Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares that are held of record or beneficially owned by that person to Purchaser.

(d)	Opinion of the Company’s Financial Advisor.

The Company retained Wachovia Securities to act as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Wachovia Securities evaluate the fairness, from a financial point of view, of the consideration to be received by holders of the Company’s Common Stock. In selecting Wachovia Securities as the Company’s financial advisor, the Company considered, among other things, Wachovia Securities’ reputation and experience in similar transactions and its familiarity with the Company. Wachovia Securities, as part of its investment banking business, is continuously engaged in the evaluation of businesses and debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; valuations; and general corporate advisory services.

On December 9, 2008, at a meeting of the Company Board held to evaluate the Offer and the Merger, Wachovia Securities delivered to the Company Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of December 9, 2008 and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, its experience as investment bankers and other factors it deemed relevant, the consideration to be received by holders of the Company’s Common Stock is fair, from a financial point of view, to such holders. In rendering its opinion, Wachovia Securities expressed no opinion with respect to any amounts or consideration to be received by, or to be paid or not paid, for any shares of the Company’s Common Stock held by the Company, Parent, Purchaser or by any wholly-owned subsidiary of the Company or with respect to which the holder has exercised statutory appraisal rights.

The full text of Wachovia Securities’ written opinion to the Company Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A to this Statement and is incorporated by reference in its entirety into this Statement. The following summary is qualified in its entirety by reference to the full text of the opinion. Wachovia Securities provided its opinion for the information and assistance of the Company Board in connection with its evaluation of the consideration to be received by the holders of the Company’s Common

Stock from a financial point of view. Wachovia Securities opinion does not address any other aspect of the Offer, the Merger or any related transaction, does not address the relative merits of the Offer, the Merger or any related transaction and does not constitute a recommendation to any holder of the Company’s Common Stock as to how or whether such holder should tender, vote or act in connection with the Offer or the Merger or any other matters.

In arriving at its opinion, Wachovia Securities, among other things:

•	Reviewed the Merger Agreement and the Tender and Support Agreement;

•

Reviewed, and discussed with the management of the Company, certain business, financial and other information, including financial forecasts, regarding the Company that were furnished to Wachovia Securities by the management of the Company;

•	Reviewed certain periodic reports filed by the Company under the Securities Exchange Act of 1934 and other publicly available information regarding the Company;

•

Considered certain business, financial and other information regarding the Company and compared that information with corresponding information for certain other publicly traded companies that Wachovia Securities deemed relevant;

•	Considered the proposed financial terms of the Merger and compared them with the financial terms of certain other business combinations and other transactions that Wachovia Securities deemed relevant;

•	Participated in discussions and negotiations among representatives of the Company and the Parent and their legal advisors;

•	Performed a dividend discount analysis based upon financial forecasts and other estimates provided by management of the Company;

•

Performed an analysis of the net asset value of the Company based upon forecasts of net operating income provided by the management of the Company and market capitalization rates derived from industry sources, which rates were discussed with and confirmed as reasonable by management of the Company;

•	Reviewed the historical prices, implied trading multiples and trading volumes of the Company Common Stock; and

•	Considered other information, such as financial studies, analyses and investigations, as well as financial, economic and market criteria that Wachovia Securities deemed relevant.

In connection with its review, Wachovia Securities assumed and relied upon the accuracy and completeness of the foregoing financial and other information, including all information, analyses and assumptions relating to accounting, legal and tax matters, whether publicly available or otherwise provided to, reviewed by or discussed with it. Wachovia Securities has not assumed any responsibility for, nor independently verified, any such information or physically inspected any of the Company’s assets. Wachovia Securities relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information about the Company inaccurate or misleading. Wachovia Securities relied upon financial forecasts regarding the Company that were furnished to it by the management of the Company and Wachovia Securities was advised by the management of the Company and assumed that such financial forecasts, as well as the estimates, judgments, allocations and assumptions upon which such financial forecasts are based, have been reasonably formulated and reflect the best currently available estimates, judgments, allocations and assumptions of the management of the Company regarding the future financial performance of the Company. Wachovia

Securities assumed no responsibility for, and expressed no view as to, any such financial forecasts or the estimates, judgments, allocations or assumptions upon which they are based. In arriving at its opinion, Wachovia Securities has not prepared or obtained any independent evaluations or appraisals of the assets or liabilities of the Company, including any contingent liabilities, nor has it been provided with any such evaluations or appraisals. Wachovia Securities also assumed that there had been no material changes in the condition (financial or otherwise), results of operations, business or prospects of the Company since the date of the last financial statements provided to it.

Wachovia Securities’ opinion did not address, nor should it be construed to address, the relative merits of the Offer or the Merger or any related transaction, on the one hand, or any alternative business strategies or transactions that may be, or have been, available to, or considered by, the Company, its management, its Board of Directors or any committee thereof, on the other hand. Furthermore, Wachovia Securities’ opinion does not address the ability of Parent and Purchaser to consummate the Offer or the Merger or the value of the promissory note being deposited in escrow to be released to the Company if Purchaser fails to perform its obligations in certain circumstances. Wachovia Securities relied on the advice of counsel, management of the Company and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the Merger Agreement. Wachovia Securities was not requested to, and did not, express any opinion regarding the tax effect of the Offer or the Merger on the Company or the holders of Common Stock.

In rendering its opinion, Wachovia Securities assumed that the Offer and the Merger and the related transactions would be consummated on the terms set forth in the Merger Agreement, without amendments or waivers of any terms or conditions, without any adjustment to the consideration to be paid to the holders of the Company’s Common Stock in the Offer or the Merger (through offset, reduction, indemnity claims or otherwise) and that in the course of obtaining any legal, regulatory or other consents and/or approvals, no restrictions will be imposed or other actions taken that will adversely effect the Company or the Offer, the Merger or any related transaction in any manner material to its analysis. The opinion of Wachovia Securities is necessarily based upon economic, market, financial and other conditions and information available to it as of the date hereof. Although subsequent developments may affect this opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm its opinion. The opinion of Wachovia Securities only addresses the fairness from a financial point of view to the holders of the Company’s Common Stock of the consideration to be received by such holders in the Offer or the Merger and does not address any other terms of the Offer or the Merger or any other agreements, arrangements or understandings entered into in connection with the Offer or the Merger or otherwise. In rendering its opinion, Wachovia Securities expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Company or any of its affiliates, or any class of such persons, relative to the consideration to be received by the holders of the Company’s Common Stock in the Offer or the Merger or with respect to the fairness of any such compensation.

In addition, Wachovia Securities did not consider, and Wachovia Securities expressed no opinion with respect to, the price at which the Company’s Common Stock might trade following the announcement of the Merger. Except as described above, the Company imposed no other instructions or limitations on Wachovia Securities with respect to the investigations made or the procedures followed by it in rendering its opinion. The issuance of Wachovia Securities’ opinion was approved by an authorized committee of Wachovia Securities.

The summary set forth below does not purport to be a complete description of the analyses performed by Wachovia Securities, but describes, in summary form, the material analyses performed by Wachovia Securities in connection with Wachovia Securities’ opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Wachovia Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Accordingly, the analyses reflected in the tables and described below must be considered as a whole, and considering any portion of the analyses, without considering all analyses, could create a misleading or incomplete view of the processes underlying Wachovia Securities’ analyses and opinion.

Company Financial Analyses

Net Asset Value Analysis. Wachovia Securities performed a net asset valuation of the Company based on internal estimates and other data of the Company’s management. In conducting this analysis, Wachovia Securities separated the Company’s assets into three segments: (1) the Company’s in-place leases and the assets and liabilities associated with those leases (“In-Place Leases”); (2) the Company’s home sales business and the assets and liabilities associated with the home sales business (the “Home Sales Business”); (3) the Company’s undeveloped or vacant sites at existing communities in addition to two development communities, Sebastian and the Villages (“Non-Leased Assets”). The estimated value of the In-Place Leases was calculated using a selected range of economic capitalization rates of 6.50% to 7.50% applied to the Company’s estimated calendar year 2009 economic net operating income, referred to as NOI, attributable to those assets. The Company’s estimated calendar year 2009 NOI was derived by annualizing the actual third quarter 2008 NOI, less an estimate for capital reserves and assuming a 4.9% increase for calendar year 2009.

The estimated value of the Homes Sales Business was calculated based on the book value for such assets and liabilities as reflected on the Company’s estimated balance sheet as of December 31, 2008, prepared by management. The estimated value of the Non-Leased Assets was calculated using the Company’s estimates for home sales and rent and expenses at absorption. The projected NOI for vacant and undeveloped sites at existing communities was capitalized at an estimated 7.0% capitalization rate, and the value was then discounted back using a 15.0%, 17.5% and 20.0% discount rate over the corresponding period. Development costs and overhead and lot level improvements were discounted back using a 15.0%, 17.5% and 20.0% discount rate.

This analysis indicated the following implied per share equity reference range for the Company, as compared to the implied per share total consideration value:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration Value
$6.84 - $13.62	$14.20

Dividend Discount Analysis. Wachovia Securities calculated the estimated present value of the Company’s future cash dividends during calendar years 2009 through 2013 based on internal estimates of the Company’s management. Wachovia Securities calculated a range of terminal values for the Company by applying a range of funds from operations, referred to as FFO, terminal value multiples of 7.0x to 11.0x to the Company’s estimated calendar year 2014 FFO. Generally, FFO is the amount of the relevant company’s net earnings after taxes adjusted to exclude real estate depreciation and amortization for a specified period of time. The cash dividends and terminal values were then discounted to present value using a range of discount rates of 11.0% to 15.0%, which discount rates were selected based on, among other things, the Company’s cost of capital. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share consideration value:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration Value
$10.22 - $13.71	$14.20

Selected Public Company Analysis. Using publicly available information, including research analysts’ estimates and public filings, Wachovia Securities reviewed financial and stock market information for the following 14 selected publicly held REITs in the manufactured housing and multifamily housing sectors:

Manufactured Housing REITs	Multifamily Housing REITs
• Equity Lifestyle Properties, Inc.	• Apartment Investment and Management Company
• Sun Communities, Inc.	• Associated Estates Realty Corporation
• AvalonBay Communities, Inc.
• BRE Properties, Inc.
• Camden Property Trust
• Equity Residential
• Essex Property Trust, Inc.
• Home Properties, Inc.
• Investors Real Estate Trust
• Mid-America Apartment Communities, Inc.
• Post Properties, Inc.
• UDR, Inc.

Wachovia Securities reviewed, among other things, closing stock prices of the selected companies on December 9, 2008 as a multiple of calendar year 2009 estimated FFO per share based on Wall Street consensus estimates as reported by First Call. Wachovia Securities then applied a selected range of calendar year 2009 FFO per share multiples derived from the selected companies to the Company’s estimated average FFO for the calendar years 2009, 2010 and 2011. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share consideration value:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration Value
$4.45 - $7.12	$14.20

Selected Transactions Analysis. Using publicly available information, including public filings and equity research, Wachovia Securities reviewed the following 28 selected transactions involving publicly held real estate companies announced since March 30, 2001:

Announcement Date	Acquiror	Target
• 02/12/08	Balfour Beatty/American Campus Communities	GMH Communities Trust
• 10/23/07	BPG Properties, Ltd.	Boston Capital Real Estate Investment Trust, Inc.
• 06/25/07	Sentinel Real Estate Corp.	America First Apartment Investors, Inc.
• 05/29/07	Tishman Speyer Real Estate Venture VII, L.P./Lehman Brothers Holdings Inc.	Archstone-Smith Trust
• 03/12/07	Macquarie Bank	Spirit Finance Group
• 01/14/07	Ventas Inc.	Sunrise Senior Living REIT
• 10/30/06	General Electric Company	Trustreet Properties, Inc.
• 10/23/06	Allco Finance Group Limited	Government Properties Trust
• 09/20/06	GEO Group, Inc.	Centracore Properties Trust
• 09/12/06	Health Care REIT Inc.	Windrose Medical Properties Trust
• 08/31/06	Babcock & Brown Ltd.	BNP Residential Properties, Inc.
• 07/23/06	Lexington Properties	Newkirk Realty Trust, Inc
• 05/02/06	Healthcare Property Investors, Inc,	CNL Retirement Properties, Inc.
• 03/07/06	Public Storage, Inc.	Shurgard Storage Centers, Inc.
• 12/19/05	Morgan Stanley Real Estate/ONEX Corporation	The Town and Country Trust
• 10/24/05	Prime Property Fund, LLC	AMLI Residential Properties Trust
• 09/06/05	DRA Advisors	Capital Automotive REIT
• 06/07/05	ING Group Clarion/Lehman Brothers	Gables Residential Trust
• 04/13/05	Ventas Inc.	Provident Senior Living Trust
• 10/25/04	Colonial Properties Trust	Cornerstone Realty Income Trust, Inc.
• 10/04/04	Camden Property Trust	Summit Properties Inc.
• 08/09/04	US Restaurant Properties	18 CNL Income Funds
• 08/09/04	US Restaurant Properties	CNL Restaurant Properties
• 11/20/03	Ventas Inc.	Elder Trust
• 05/29/03	Hometown America LLC	Chateau Communities
• 02/19/03	Cornerstone Realty Income Trust	Merry Land Properties, Inc.
• 07/01/01	Commercial Net Lease Realty Inc.	Captec Net Lease Realty
• 03/30/01	General Electric Capital	Franchise Finance Corp. of America

Wachovia Securities reviewed the purchase prices paid for the target company’s equity as a multiple of the target company’s estimated forward FFO for the next calendar year at the time of the transaction. Wachovia Securities then applied a selected range of forward FFO multiples derived from the selected transactions to the Company’s estimated average FFO for the calendar years 2009, 2010, and 2011. Financial data for the selected transactions were based on public filings and publicly available financial information at the time of announcement of the relevant transaction. Financial data for the Company were based on internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share consideration value:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration Value
$9.79 - $13.35	$14.20

Miscellaneous

In performing its analyses, Wachovia Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used in the analyses described above is identical or directly comparable to the Company, the Offer or the Merger. Accordingly, a complete analysis of the results of the foregoing cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial characteristics of the selected companies, transactions or businesses and other factors that could affect the value of the selected companies, transactions or businesses. Any estimates underlying Wachovia Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Much of the information used in, and accordingly the results of, Wachovia Securities’ analysis are inherently subject to uncertainty and, therefore, neither we nor Wachovia Securities nor any other person assumes any responsibility if future results are materially different from those estimated or indicated.

The analyses performed were prepared solely as a part of Wachovia Securities’ analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock. These analyses were conducted in connection with the delivery by Wachovia Securities of its opinion dated December 9, 2008 to the Company’s board of directors. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or the prices at which any securities have traded or may trade at any time in the future. The type and amount of consideration payable in the Offer or the Merger were determined through negotiations between the Company and Purchaser. Wachovia Securities did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer or the Merger. The decision to enter into the Merger Agreement was solely that of the Company Board As described above, Wachovia Securities’ opinion and analyses were only one of many factors taken into consideration by the Company Board in evaluating the Offer and the Merger. Wachovia Securities’ analyses summarized above should not be viewed as determinative of the views of the Company Board or management with respect to the Offer or the Merger or the consideration to be received in the Offer or the Merger. Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities has been engaged to act as financial advisor to the Company in connection with the Offer and the Merger and will receive for such services a customary fee, a portion of which was payable upon delivery of its opinion and a significant portion of which will be payable upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse certain of Wachovia Securities’ expenses and indemnify it against certain liabilities that may arise out of its engagement.

Wachovia Securities and its affiliates provide a full range of investment and commercial banking advice and services, including financial advisory services; securities underwritings and placements; securities sales and trading; brokerage advice and services; and commercial loans. In that regard, Wachovia Securities and/or its affiliates have in the past provided, and may in the future provide, investment and commercial banking advice and services to, and otherwise seek to expand or maintain its business and commercial relationships, with the Company, Parent, Purchaser, and/or certain of their affiliates, for which Wachovia Securities and its affiliates have received and would expect to receive customary compensation. In connection with matters unrelated hereto, Wachovia Securities or its affiliates is the sole lender for the Company’s $16 million secured line of credit and provides cash management services to the Company. Wachovia Securities is also a lender, and provides investment banking and cash management services, to Apartment Investment and Management Company (together with its subsidiaries and affiliates, “AIMCO”), whose chairman and chief executive officer is also the chairman and chief executive officer of the Company. Specifically, Wachovia Securities (i) has provided treasury services to AIMCO during the past two years, (ii) is currently a lender on two of AIMCO’s credit facilities and a term loan, and (iii) acted as advisor to AIMCO in connection with raising joint venture capital in 2008 and in a lending capacity on certain mortgage financings in 2007 and 2008. In the ordinary course of its business, Wachovia Securities may actively trade or hold the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Wachovia Securities as its financial advisor in connection with the Offer and the Merger. The Company also engaged Wachovia Securities to provide an opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed as Annex A and is incorporated herein by reference. Wachovia Securities provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. The opinion of Wachovia Securities is not a recommendation as to whether or not any holder of shares should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger or any other matter. For a further discussion of the opinion of Wachovia Securities, see “Opinion of the Company’s Financial Advisor” under “Item 4. The Solicitation or Recommendation” above.

Pursuant to the Engagement Letter between Wachovia Securities and the Company, dated July 8, 2008 (the “Engagement Letter”), the Company has agreed to pay Wachovia Securities a fee totaling approximately $2.5 million, of which $750,000 was earned upon delivery of its opinion and the remaining portion of which will be payable upon the consummation of the Offer and the Merger. The Company has also agreed, subject to the terms of the Engagement Letter, to reimburse Wachovia Securities for all reasonable travel and other out-of-pocket expenses, which expenses shall be offset against the fees payable to Wachovia Securities upon consummation of the Offer and the Merger, and to indemnify Wachovia Securities against certain liabilities that may arise out of its engagement.

Parent has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with, among other things, communications with the Company’s stockholders with respect to the Offer, the placement of newspaper ads, material mailings and distributions, the preparation of an ownership profile with respect to the Company and such other related services as Parent may reasonably request in connection with the Offer. Parent has agreed to pay Innisfree customary compensation for its services and to reimburse Innisfree for costs and expenses incurred by it in connection with its engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

Parent has also engaged Wells Fargo Bank, N.A. (“Wells Fargo”) to act as depositary and exchange agent with respect to the Offer and the Merger. Parent has agreed to pay Wells Fargo customary compensation for its services and to reimburse Wells Fargo for costs and expenses incurred by it in connection with its engagement. Parent also has agreed to indemnify Wells Fargo against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger, except that solicitations or recommendations may be made by the Company’s directors, officers or employees, for which no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than with respect to the compensation of directors or the conversion of OP Units into shares of Common Stock in the ordinary course of business, no transactions in shares of Common Stock have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of directors in the ordinary course of business or in connection with the Company’s employee benefit plans.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

(a)	Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company expressly elected not to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders pursuant to its certificate of incorporation, and therefore the restrictions set forth in Section 203 of the DGCL are not applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

(b)	Appraisal Rights.

The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares who did not tender their Shares in the Offer and did not vote in favor of the Merger or consent to the Merger in writing, that comply with the applicable statutory procedures under Section 262 of the DGCL (the “Appraisal Provisions”) and that satisfy the requirements in the Appraisal Provisions with respect to holding their Shares, are entitled to demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the Appraisal Provisions will be entitled to demand fair value for their Shares. If a stockholder and the Surviving Entity in the Merger do not agree on such fair value, the dissenting stockholder will have the right to a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of the Shares could be based upon factors other than or in addition to the price per Share paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under the Appraisal Provisions fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the Appraisal Provisions and is qualified in its entirety by reference to the Appraisal Provisions.

(c)	Ownership Limit.

Section 6.2.1(a) of Article VI of the Company’s certificate of incorporation contains a limit on the percentage of the Company’s capital stock, including shares of the Common Stock, that may be owned by any “Person” (as defined in Article VI), which ownership limit is currently 5.0%. Section 6.2.7 of Article VI allows the Company Board, subject to such terms, conditions, representations and undertakings as it shall determine in its sole discretion, to exempt any such person from the restrictions on ownership of the Company’s capital stock set forth under Section 6.2.1(a) of the Company’s certificate of incorporation.

Parent and Purchaser delivered adequate assurance acceptable to the Company Board that the qualification of the Company as a real estate investment trust under the Internal Revenue Code of 1986, as amended from time to time, will not be jeopardized by the ownership of Common Stock by Purchaser as a result of the transactions contemplated by the Merger Agreement, and the Company has agreed to exempt Parent, Purchaser and their affiliates from the ownership limit set forth in its certificate of incorporation. At a meeting on December 9, 2008, the Company Board adopted resolutions to exempt Purchaser from the ownership limit, effective immediately prior to the first to occur of the time at which Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer or the Effective Time.

(d)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company and the Company Partnership irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer and prior to the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser and their respective affiliates at the time of such exercise, shall constitute one share more than the number of Shares necessary for the Company to be merged with Purchaser pursuant to Section 253 of the DGCL at a price per share equal to the Offer Price (a “Short Form Merger”); provided, however, that the Top-Up Option will not be exercisable if (i) any provision of any applicable law or any judgment, injunction, order or decree of any governmental entity shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect to such exercise, (ii) the number of Top-Up Option Shares would exceed the sum of the number of authorized but unissued Shares and any treasury shares available for issuance or (iii) after issuance of Shares pursuant to the Top-Up Option, the number of shares will be less than the amount required for Parent to effect the Short Form Merger. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement in accordance with its terms. If the Purchaser exercises the Top-Up Option, then the parties shall cause the Short Form Merger to be consummated immediately after the issuance of the Top-Up Option Shares.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser, if it so elects, will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. The Company has been advised that Purchaser does not presently expect to exercise the Top-Up Option or to complete the Short Form Merger.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007,

•	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, and

•

The Company’s Current Reports on Form 8-K filed with the SEC since January 1, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h)	Financial Forecasts.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, in connection with the due diligence review of the Company by Parent, on November 28, 2008, the Company provided to Parent two sets of non-public internal financial forecasts regarding its anticipated future operations for the balance of the year ended December 31, 2008 and each of the five years ended December 31, 2013, assuming the sale of certain properties. In addition, in connection with Wachovia Securities’ opinion summarized above under “Opinion of the Company’s Financial Advisor,” on December 2, 2008, the Company provided to Wachovia Securities non-public internal financial forecasts regarding its anticipated future operations for the balance of the year ended December 31, 2008 and each of the six years ended December 31, 2014, assuming the sale of certain properties. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, Parent’s review in connection with its due diligence investigation and Wachovia Securities’ use in connection with its opinion regarding the Offer and the Merger. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts will be realized, or that the assumptions upon which they are based will prove to be correct. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s stockholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Statement. The Internal Financial Forecasts are being included in this Statement not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent and Wachovia Securities.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, general economic and business conditions; adverse reactions to the Offer and the Merger by the Company’s customers, suppliers and strategic partners; the failure to retain key management and personnel of the Company; interest rate changes; financing and refinancing risks; risks inherent in owning real estate or debt secured by real estate; future development rate of home sites; competition; the availability of real estate assets at prices which meet the Company’s investment criteria; the Company’s ability to reduce expense levels, implement rent increases, use leverage; and other risks described in the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2008, in the Company’s Quarterly Reports on Form 10-Q filed with the SEC on August 7, 2008 and November 12, 2008 and in the Company’s other filings with the SEC. In addition, the Internal Financial Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Statement should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts should be read together with the historical financial statements of the Company, which may be obtained in the manner described above under “Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.”

The Internal Financial Forecasts included a non-GAAP financial measure, Funds from Operations (“FFO”). FFO is a commonly used term defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (loss), computed in accordance with generally accepted accounting principles (“GAAP”), adjusted by (a) excluding gains and losses from (i) extraordinary items, (ii) dispositions of depreciable real estate property (net of related income taxes) and (iii) dispositions of discontinued operations (net of related income taxes), and (b) adding real estate–related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated real estate partnerships, joint ventures and discontinued operations. The Company calculates FFO based on the NAREIT definition, as further adjusted for the minority interest in the Company Partnership. The Company uses FFO as a measure of operating performance because it believes that the items that result in a difference between FFO and net income have a different impact to the ongoing operating performance of a real estate company as compared to other businesses. This supplemental measure captures real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers or other personal property. There can be no assurance that the Company’s method for computing FFO is comparable with that of other real estate investment trusts. FFO should not be considered an alternative to net income or net cash flows from operating activities, as calculated in accordance with GAAP, as an indication of our performance or as a measure of liquidity.

The first set of data provided by the Company to Parent assumed, among other things, the sale of six of the Company’s properties that were projected to provide approximately $24 million in net proceeds in 2009. These proceeds were projected to be used to repay certain loans and fund the cost to originate newly leased sites. These projections include the following:

	2008	2009	2010	2011	2012	2013
	(Dollars in Thousands, Except per Share Amounts)
Income from Property Operations before Depreciation Expense	$26,025	$24,779	$26,540	$28,363	$30,515	$32,551

Net Income to Common Stockholders	$700	$13,775	$610	$3,144	$5,145	$7,087
Add Depreciation	5,407	4,519	4,745	4,982	5,231	5,493
Less Gain on Sale of Depreciable real estate property	(100)	(15,312)	0	0	0	0

Funds From Operations to Common Stockholders	$6,007	$2,982	$5,355	$8,126	$10,376	$12,580

Funds From Operations per Common Share	$0.69	$0.34	$0.61	$0.92	$1.16	$1.39
Actual/Projected Cash Distributions to Common Shares	$5,927	$0	$0	$2,000	$5,000	$6,500

The second set of data provided by the Company to Parent assumed the sale of five of the Company’s properties that were projected to provide approximately $21.6 million in net proceeds in 2009. These proceeds were projected to be used to repay certain loans and fund the cost to originate newly leased sites. At Parent’s request, these forecasts also assumed that the Company’s Common Stock would cease being publicly traded and that its securities would no longer be registered under the Exchange Act. These projections include the following:

	2008	2009	2010	2011	2012	2013
	(Dollars in Thousands, Except per Share Amounts)
Income from Property Operations before Depreciation Expense	$26,025	$25,890	$27,672	$29,520	$31,703	$33,772

Net Income to Common Stockholders	$700	$16,091	$2,339	$4,998	$7,137	$9,227
Add Depreciation	5,407	4,712	4,947	5,195	5,455	5,727
Less Gain on Sale of Depreciable real estate property	(100)	(15,965)	0	0	0	0

Funds From Operations to Common Stockholders	$6,007	$4,838	$7,286	$10,193	$12,592	$14,954

Funds From Operations per Common Share	$0.69	$0.56	$0.84	$1.16	$1.42	$1.67
Actual/Projected Cash Distributions to Common Shares	$5,927	$0	$3,500	$4,250	$7,250	$7,500

The Internal Financial Forecasts provided by the Company to Wachovia Securities assumed, among other things, the sale of six of the Company’s properties that were projected to provide approximately $24 million in net proceeds in 2009. These proceeds were projected to be used to repay certain loans and fund the cost to originate newly leased sites. The projections include the following:

	2008	2009	2010	2011	2012	2013	2014
	(Dollars in Thousands, Except per Share Amounts)
Income from Property Operations before Depreciation Expense	$26,025	$24,779	$26,540	$28,363	$30,515	$32,551	$34,925

Net Income to Common Stockholders	$700	$13,775	$3,707	$6,900	$9,006	$10,653	$14,828
Add Depreciation	5,407	4,519	4,744	4,982	5,231	5,492	5,767
Less Gain on Sale of Depreciable real estate property	(100)	(15,312)	0	0	0	0	0

Funds From Operations to Common Stockholders	$6,007	$2,982	$8,451	$11,882	$14,237	$16,145	$20,595

Funds From Operations per Common Share	$0.69	$0.34	$0.97	$1.35	$1.60	$1.78	$2.25
Actual/Projected Cash Distributions to Common Shares	$5,927	$0	$0	$2,000	$5,000	$6,500	$11,500

The Internal Financial Forecasts provided to Wachovia Securities on December 2, 2008 varied from the first set of data provided by the Company to Parent on November 28, 2008. The differences between the two forecasts were the treatment of capitalized interest associated with the Company’s development properties and the inclusion of 2014 in the forecasts provided to Wachovia Securities. After further consideration of the impact of future development activities contemplated by the Internal Financial Forecasts, the Company increased the amount of capitalized interest in the forecasts provided to Wachovia Securities for each of the years ended 2010, 2011, 2012 and 2013. The increase in the amount of interest capitalized did not impact the Company’s cash flows and resulted in an increase in net income, Funds From Operations and capital spending of equal amounts in the forecasts provided to Wachovia Securities compared to the forecasts provided to Parent. The second set of forecasts provided to Parent differed from those provided to Wachovia Securities based on the inclusion of 2014 in the forecasts provided to Wachovia Securities, a different number of assumed property sales and the assumptions noted above with respect to the Company’s Common Stock ceasing to be publicly traded and its securities no longer being registered under the Exchange Act.

(i)	Certain Litigation.

Following the public announcement of the Merger Agreement, on December 12, 2008, a purported shareholder class action was filed by Lori Weinrib in the Circuit Court of the Sixth Judicial Circuit, in Pinellas County, Florida against the Company, its Chief Executive Officer, the directors of the Company and Green Courte Partners, LLC. The complaint alleges, among other things: (1) the Chief Executive Officer and the directors of the Company breached their fiduciary duties of care, good faith and loyalty to holders of the Company’s common stock and (2) Green Courte Partners, LLC aided and abetted such breaches. The Plaintiff seeks an award of damages in an unspecified amount.

Item 9. Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated December 23, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Letter of Transmittal dated December 23, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter to Stockholders of American Land Lease, Inc., dated December 23, 2008 (filed herewith and included in the copy of the Statement mailed to the Company’s stockholders).

(a)(4)	Press release issued by American Land Lease, Inc. dated December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2008).

(a)(5)	Summary Advertisement published in the Financial Times dated December 23, 2008 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(6)	The Information Statement of American Land Lease, Inc., dated as of December 23, 2008 (included as Annex B to the Statement).

(e)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2008).

(e)(2)(A)	American Land Lease, Inc. Severance Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2008).

(e)(2)(B)	American Land Lease, Inc. 1998 Stock Incentive Plan (as amended) of the Registrant (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 9, 2006).

(e)(2)(C)	Form of Incentive Stock Option Agreement under the 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 9, 2006).

(e)(2)(D)	Form of Restricted Stock Agreement under the 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 9, 2006).

(e)(2)(E)	American Land Lease, Inc. 2008 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 6, 2008).

(e)(3)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc. and certain stockholders of American Land Lease, Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2008).

(e)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 11, 2008).

(e)(6)	Opinion of Wachovia Capital Markets, LLC, dated December 9, 2008 (included as Annex A to the Statement).

Annex A Opinion of Wachovia Capital Markets, LLC, dated December 9, 2008.

Annex B The Information Statement of American Land Lease, Inc., dated as of December 23, 2008.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMERICAN LAND LEASE, INC.

By:	/s/ Terry Considine
Name:	Terry Considine
Title:	Chairman of the Board and Chief Executive Officer

Dated: December 23, 2008

Annex A

December 9, 2008

The Board of Directors

American Land Lease, Inc.

29399 US Highway 19 North

Clearwater, FL 33761

Members of the Board:

You have asked Wachovia Capital Markets, LLC (“Wachovia Securities”) to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the “Company Common Shares”), of American Land Lease, Inc., a Delaware corporation (the “Company”), of the Transaction Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of December 9, 2008 (the “Agreement”), among GGP REIT II, a Maryland real estate investment trust (“Parent”), GCP Sunshine Acquisition, Inc., a Delaware corporation (“Purchaser”), the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”).

Pursuant to the Agreement, Purchaser will commence a tender offer to purchase all of the outstanding Company Common Shares at a price of $14.20, net to seller in cash (the “Tender Offer”). The Agreement provides that, following completion of the Tender Offer, Purchaser will be merged with the Company (the “Merger” and together with the Tender Offer, the “Transaction”) and each Company Common Share outstanding as of immediately prior to the effective time of the Merger (excluding any such Company Common Shares held by the Company, Parent, Purchaser, any other wholly-owned Subsidiary of Parent or by any wholly-owned Subsidiary of the Company or with respect to which the holder has exercised statutory appraisal rights (the “Excluded Shares”)) will be converted into the right to receive $14.20 per share in cash. In the event that less than 88% of the outstanding Company Common Shares elect to accept the Tender Offer, the Purchaser will not be obligated to consummate the Tender Offer under the Agreement, but the parties will be obligated to effect the Merger, subject to the terms and conditions in the Agreement. The $14.20 per share in cash to be received by the Company’s shareholders pursuant to the Tender Offer or the Merger is referred to herein as the “Transaction Consideration”. The terms and conditions of the Transaction are more fully set out in the Agreement.

In arriving at our opinion, we have, among other things:

•	Reviewed the draft, dated December 8, 2008, of the Agreement and the draft, dated December 8, 2008, of the Tender and Support Agreement.

•

Reviewed, and discussed with the management of the Company, certain business, financial and other information, including financial forecasts, regarding the Company that were furnished to us by the management of the Company.

•	Reviewed certain periodic reports filed by the Company under the Securities Exchange Act of 1934 and other publicly available information regarding the Company.

•

Considered certain business, financial and other information regarding the Company and compared that information with corresponding information for certain other publicly traded companies that we deemed relevant.

•	Considered the proposed financial terms of the Merger and compared them with the financial terms of certain other business combinations and other transactions that we deemed relevant.

•	Participated in discussions and negotiations among representatives of the Company and the Parent and their legal advisors.

•	Performed a dividend discount analysis based upon financial forecasts and other estimates provided by management of the Company.

•

Performed an analysis of the net asset value of the Company based upon forecasts of net operating income provided by the management of the Company and market capitalization rates derived from industry sources, which rates were discussed with and confirmed as reasonable by management of the Company.

•	Reviewed the historical prices, implied trading multiples and trading volumes of the Company Common Shares.

•	Considered other information, such as financial studies, analyses and investigations, as well as financial, economic and market criteria that we deemed relevant.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the foregoing financial and other information, including all information, analyses and assumptions relating to accounting, legal and tax matters, whether publicly available or otherwise provided to, reviewed by or discussed with us, and we have not assumed any responsibility for, nor independently verified, any such information or physically inspected any of the Company’s assets. We have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information about the Company inaccurate or misleading. We have relied upon financial forecasts regarding the Company that were furnished to us by the management of the Company and we have been advised by the management of the Company and have assumed that such financial forecasts, as well as the estimates, judgments, allocations and assumptions upon which such financial forecasts are based, have been reasonably formulated and reflect the best currently available estimates, judgments, allocations and assumptions of the management of the Company regarding the future financial performance of the Company. We assume no responsibility for, and express no view as to, any such financial forecasts or the estimates, judgments, allocations or assumptions upon which they are based. In arriving at our opinion, we have not prepared or obtained any independent evaluations or appraisals of the assets or liabilities of the Company, including any contingent liabilities, nor have we been provided with any such evaluations or appraisals. We have also assumed that there have been no material changes in the condition (financial or otherwise), results of operations, business or prospects of the Company since the date of the last financial statements provided to us.

Our opinion does not address, nor should it be construed to address, the relative merits of the Transaction, on the one hand, or any alternative business strategies or transactions that may be, or have been, available to, or considered by, the Company, its management, its Board of Directors or any committee thereof, on the other hand. Furthermore, our opinion does not address Parent’s and Purchaser’s ability to consummate the transaction or the value of the promissory note being deposited in escrow to be released to the Company if the Purchaser fails to perform its obligations in certain circumstances. We have relied on the advice of counsel, management of the

Company and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Transaction and the Agreement. We have not been requested to, and do not, express any opinion regarding the tax effect of the Transaction on the Company or its shareholders.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without amendments or waivers of any terms or conditions, without any adjustment to the Transaction Consideration (through offset, reduction, indemnity claims or otherwise) and that in the course of obtaining any legal, regulatory or other consents and/or approvals, no restrictions will be imposed or other actions taken that will adversely effect the Transaction or the Company in any manner material to our analysis. Our opinion is necessarily based upon economic, market, financial and other conditions and information available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion only addresses the fairness from a financial point of view to the holders of the Company Common Shares of the Transaction Consideration to be received by such holders in the Transaction and does not address any other terms of the Transaction or any other agreements, arrangements or understandings entered into in connection with the Transaction or otherwise. In rendering this opinion, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Company or any of its affiliates, or any class of such persons, relative to the consideration to be received by the holders of Company Common Shares in the Transaction or with respect to the fairness of any such compensation. In rendering this opinion, we express no opinion with respect to any amounts or consideration to be received by, or to be paid or not paid, to the holders of the Excluded Shares in connection with the Transaction.

The issuance of this opinion was approved by an authorized committee of Wachovia Securities. Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities has been engaged to act as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which will be payable upon delivery of this opinion and a significant portion of which will be payable upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Wachovia Securities’ expenses and indemnify it against certain liabilities that may arise out of its engagement.

We and our affiliates provide a full range of investment and commercial banking advice and services, including financial advisory services; securities underwritings and placements; securities sales and trading; brokerage advice and services; and commercial loans. In that regard, Wachovia Securities and/or its affiliates have in the past provided, and may in the future provide, investment and commercial banking advice and services to, and otherwise seek to expand or maintain our business and commercial relationships, with the Company, Parent, and/or certain of their affiliates, for which we and our affiliates have received and would expect to receive customary compensation. In connection with matters unrelated hereto, Wachovia Securities or one of our affiliates is the sole lender for the Company’s $16 million secured line of credit and provides cash management services to the Company. Wachovia Securities is also a lender, and provides investment banking and cash management services, to Apartment Investment and Management Company (together with its subsidiaries and affiliates, “AIMCO”), whose chairman and chief executive officer is also the chairman and chief executive officer of the Company. Specifically, Wachovia (i) has provided treasury services to AIMCO during the past two years, (ii) is currently a lender on two of AIMCO’s credit facilities and a term loan, and (iii) acted as advisor to AIMCO in connection with raising joint venture capital in 2008 and in a lending capacity on certain mortgage financings in 2007 and 2008.

In the ordinary course of our business, we and our affiliates may trade in the securities and other financial instruments including bank loans of the Company, Parent and/or certain of their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and financial instruments. With the Company’s permission, we have not described any relationships between the Company and Wells Fargo & Company or its affiliates, with whom Wachovia Corporation has entered into a definitive agreement and plan of merger pursuant to which, if approved, Wachovia Corporation will be acquired by Wells Fargo & Company.

This opinion is for the information and use of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to enter into the Agreement and shall not be deemed to constitute a communication, including without limitation, a recommendation, to any holder of Company Common Shares as to how or whether such holder should tender, vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and such other factors that we deemed relevant, it is our opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of Company Common Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Wachovia Capital Markets, LLC

Wachovia Capital Markets, LLC

Annex B

Information Statement

AMERICAN LAND LEASE, INC.

29399 U.S. Highway 19 North, Suite 320

Clearwater, Florida 33761

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about December 23, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) to holders of common stock, par value $0.01 per share (the “Common Stock”), of American Land Lease, Inc., a Delaware corporation (the “Company”). In this document, references to “we,” “us,” and “our” refer to the Company.

The Statement relates to the cash tender offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated December 23, 2008 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase for cash all of the outstanding shares of Common Stock as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a price of $14.20 per Share (the “Offer Price”), net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Company’s Board of Directors (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), by and among the Company, Asset Investors Operating Partnership, L.P., a Delaware limited partnership and majority-owned subsidiary of the Company (the “Company Partnership”), Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Statement.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of December 18, 2008, 7,937,943 Shares were issued and outstanding.

BACKGROUND INFORMATION

On December 9, 2008, the Company and the Company Partnership entered into the Merger Agreement with Parent and Purchaser. Subject to the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Purchaser has agreed to commence the Offer. In connection with the Offer, Purchaser will direct the Company Partnership to offer to redeem all of its outstanding units of limited partnership interest (the “OP Units”) for cash equal to the $14.20 per OP Unit net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “OP Offer”). In addition, upon the terms and subject to the conditions contained in the Merger Agreement, Parent, through Purchaser, will acquire any Shares not acquired in the Offer in a merger of the Company with and into the Purchaser (the “Merger”), with the Purchaser to continue as the surviving entity (the “Surviving Entity”). However, upon the written notice by Purchaser to the Company, the direction of the Merger will be reversed such that Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease and the Company will be the surviving entity in the Merger, and all reference to “Surviving Entity” will be deemed to refer to the Company rather than Purchaser, and all references to “Merger” will be deemed to refer to the Merger as reversed. In the Merger, Shares (excluding Shares owned by the Company, Purchaser, any wholly-owned direct or indirect subsidiary of Parent, any wholly-owned direct or indirect subsidiary of the Company, or stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive cash equal to the Offer Price (the “Merger Consideration”). Pursuant to the Merger, holders of Company stock options will receive cash equal to the excess, if any, of the Offer Price over the exercise price of such stock options.

Additionally, each share of 7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), issued and outstanding immediately prior to the time at which the Merger becomes effective (the “Effective Time”) shall remain outstanding as a share of Series A Preferred Stock of the Surviving Entity having the same powers, rights and preferences.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement also provides that, upon the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer, and from time to time thereafter as Shares are acquired by Parent or Purchaser, Purchaser will be entitled to designate a number of directors (the “Designees”), rounded up to the next whole number, equal to the product of (a) the total number of directors on the Company’s Board of Directors (the “Board”) (including the Designees) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (disregarding any unvested and unexercisable stock options and all other unvested rights to acquire Shares). The Merger Agreement further provides that the Company shall, upon request by Purchaser, promptly increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause the Designees to be so elected or appointed. Additionally, the Merger Agreement provides that the Company shall also use its reasonable best efforts to cause the Designees to constitute the same percentage of each committee of the Board as the percentage of the entire Board represented by the Designees. The Merger Agreement provides further that, at Purchaser’s request, the Company shall take all actions necessary to effect any such election or appointment of the Designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Purchaser otherwise elects, shall be so mailed together with the Statement.

If Designees are elected or designated to the Board, then until the Merger occurs, the Board will contain at least such number of independent directors (as defined by applicable New York Stock Exchange rules (the “NYSE”)) as may be required by the applicable rules of the NYSE or the federal securities laws (“Continuing Directors”). In addition, after the Designees are elected or appointed to the Board and prior to the completion of the Merger, if the Designees constitute a majority of the Board, approval by a majority of the Continuing Directors will be required to authorize any agreement between the Company or any of its subsidiaries and Parent, Purchaser or any of their affiliates, amend or terminate the Merger Agreement on behalf of the Company, exercise or waive any of the Company’s rights or remedies under the Merger Agreement, extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, or to amend the Company’s organizational documents.

Information with respect to the Designees

Purchaser has informed us that the initial Designees will be Randall K. Rowe, James R. Goldman and David B. Lentz. Each of the Designees has consented to serve as a director of the Company. None of the Designees currently is a director of, or holds any position with, the Company. Parent has informed us that, to its knowledge, none of the Designees beneficially owns any equity securities or rights to acquire equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The following sets forth information with respect to the Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Designee is c/o Green Courte Partners, LLC, 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois 60045.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Randall K. Rowe	Mr. Rowe, 54, has served as Chairman of Green Courte Partners since 2002. Prior to forming Green Courte Partners, Mr. Rowe was a Co-Founder and Chairman of Transwestern Investment Company, LLC from 1996-2002. Mr. Rowe was also Chairman and Chief Executive Officer of Hometown America, LLC (1997-2002), a large owner of manufactured housing communities that owned 14,000 home sites.

James R. Goldman	Mr. Goldman, 48, joined Green Courte Partners as Managing Director, Chief Investment Officer in June 2003. From January 2002 through June 2003, Mr. Goldman was a Managing Director with J.R. Goldman & Co., a real estate consulting and advisory company based in Lake Forest, Illinois.

David B. Lentz	Mr. Lentz, 40, is the Managing Director, Land-Lease Community Investments of Green Courte Partners and joined Green Courte Partners as Vice President, Acquisitions, in June 2003. From April 1996 to March 2001, Mr. Lentz was an Associate and later a Director of Development with Mosbacher Power Group, LLC.

Parent has also informed the Company that if additional Designees are required, then it will choose those additional Designees for the Company’s Board from the list of persons set forth below (the “Additional Designees”). None of the Additional Designees currently is a director of, or holds any position with, the Company. Parent has informed us that, to its knowledge, none of the Additional Designees beneficially owns any equity securities or rights to acquire equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The following information sets forth information with respect to the Additional Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Additional Designee is c/o Green Courte Partners, LLC, 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois 60045.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Michael A. Tarkington	Mr. Tarkington, 50, has been the Managing Director, Chief Financial Officer of Green Courte Partners since June 2007. Prior to joining Green Courte, Mr. Tarkington held various positions at Transwestern Investment Company from 1998 to 2007, serving most recently as its Vice President, Development and Portfolio Controller. In that capacity, Mr. Tarkington was responsible for the design, implementation and enhancement of a variety of accounting and asset management reporting systems, asset and portfolio management-based financial reporting and analysis, forecasting property and fund investment returns, tax compliance and forecasting, and audit coordination.

Robert S. Duncan	Mr. Duncan, 54, is the Managing Director, Retail Investments for Green Courte Partners. Mr. Duncan held the position of Chief Financial Officer of Green Courte Partners from 2003-2005. Previously, he was Chief Financial Officer of InterPark Holdings, Inc., a national owner/operator of parking facilities owned by Security Capital Group and later GE Real Estate. Previous to that, Mr. Duncan was Chief Financial Officer of City Center Retail Trust.

Stephen F. Douglass	Mr. Douglass, 53, has been Managing Director, Asset Management of Green Courte Partners since December 2006. From June 1998 through November 2006, Mr. Douglass held various positions at Transwestern Investment Company, most recently as a Managing Director and cohead of its Ownership Representation Group. At Transwestern, Mr. Douglass oversaw asset management and development management for over 100 properties owned by the firm’s various investment vehicles.

Parent has informed the Company that, to its knowledge, none of the Designees or Additional Designees has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Company’s Board is presently composed of six members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term. Each of the Company’s executive officers serves for a term of one year and until his or her successor is elected and qualified or until his or her earlier resignation or removal by the Board. Certain information with respect to our directors and executive officers was furnished in part by each such person.

Name	Age	First Elected	Position(s) Held with the Company

Terry Considine	61	September 1996	Chairman of the Board of Directors (Class II) and Chief Executive Officer

Thomas L. Rhodes	69	September 1996	Vice Chairman of the Board of Directors; Independent Director (Class III); Chairman of the Nominating and Corporate Governance Committee and Member of the Audit Committee and the Compensation Committee

Bruce D. Benson	70	October 1996	Independent Director (Class II); Chairman of the Compensation Committee and Member of the Audit Committee and the Nominating and Corporate Governance Committee

Thomas Harvey	61	January 2007	Independent Director (Class I); Member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee

Bruce E. Moore	65	February 1998	Independent Director (Class III); Member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee

Todd W. Sheets	50	November 2000	Independent Director (Class I); Chairman of the Audit Committee and Member of the Compensation Committee and the Nominating and Corporate Governance Committee

Robert G. Blatz	47	February 1999	President and Chief Operating Officer

Shannon E. Smith	43	October 2000	Chief Financial Officer and Treasurer

John J. Cunningham, Jr.	53	January 2008	Vice President, General Counsel, and Secretary

Terry Considine has been Chairman of the Board of Directors and Chief Executive Officer of the Company since September 1996. Mr. Considine also serves as Chairman of the Board, Chief Executive Officer and President of Apartment Investment and Management Company (“AIMCO”), another publicly held real estate investment trust (“REIT”).

Thomas L. Rhodes has served as a director of the Company since September 1996 and has been Vice Chairman of the Board of Directors of the Company since April 1998, is Chairman of the Nominating and Corporate

Governance Committee, and serves as a member of the Audit Committee and the Compensation Committee. Mr. Rhodes is Chairman of National Review magazine where he has served as President since November 1992 and as a director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was a General Partner from 1986 until November 1992. Mr. Rhodes is Chairman of Board of Directors of the Lynde and Harry Bradley Foundation and serves as a director of AIMCO.

Bruce D. Benson has served as a director of the Company since October 1996 and serves as Chairman of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Benson became President of the University of Colorado on March 10, 2008. For the past 37 years, he has been the owner and, until his appointment as President of the University of Colorado, was the President of Benson Mineral Group, a domestic oil and gas production company. In addition, from 1997 to 2004, Mr. Benson was Chairman, Chief Executive Officer and President of United States Exploration, Inc., an oil and gas exploration company listed on the American Stock Exchange. The stock of United States Exploration, Inc. was sold on January 28, 2004 to an unaffiliated company and Mr. Benson resigned as Chairman of the Board, Chief Executive Officer, and President.

Thomas Harvey has served as a director of the Company since January 2007 and is a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Harvey is currently an adjunct professor of real estate at the Center for Real Estate Development at the Kenan-Flager Business School, University of North Carolina (Chapel Hill). From 1997 to 2003, he was the Florida Area President for Pulte Homes. In that capacity, he was responsible for Florida homebuilding operations in the Pulte, DiVosta, and Del Webb brands.

Bruce E. Moore has served as a director of the Company since July 1998 and serves as a member of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee. Mr. Moore was appointed President and Chief Operating Officer of the Company in February 1998. Mr. Moore resigned from his position as Chief Operating Officer, Secretary and Treasurer of the Company in November 2000; the latter two positions he had held since October 2000. Mr. Moore resigned from his position as President of the Company in July 2001. He also served as President and Chief Operating Officer of CAX until its merger with the Company on August 11, 2000. Mr. Moore is the founder and Chief Executive Officer of Brandywine Financial Services Corporation and its affiliates, a private real estate firm specializing in various aspects of the real estate industry, including asset management, consulting, development, property management, brokerage and capital formation. Mr. Moore is a director of Feldman Mall Properties, Inc., a NYSE-listed REIT.

Todd W. Sheets has served as a director of the Company since November 2000 and is the Chairman of the Audit Committee and a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Sheets is currently a private investor. Previously, he was a Managing Director of Pinehill Capital Partners, Inc., an investment company, and Raymond James and Associates, Inc., a financial services firm, where he was responsible for initiating and overseeing the firm’s practice in the areas of publicly traded real estate companies, its recovering markets real estate private equity program, and was a member of its Investment Policy Committee.

Robert G. Blatz was appointed President of the Company in July 2001. He was appointed Chief Operating Officer and Secretary of the Company in November 2000. He resigned as Secretary of the Company in July 2001. He functioned as the Company’s Executive Vice President from February 1999 to November 2000 (having been appointed to that position in September 1999). From June 1998 until joining the Company, he served as a Senior Associate for Coopers & Lybrand (predecessor to PricewaterhouseCoopers) as a consultant for management and financial systems.

Shannon E. Smith was appointed Chief Financial Officer of the Company in February 2001 and Secretary in July 2002. He resigned as Secretary of the Company in January 2008. Mr. Smith joined the Company in

October 2000 as Chief Accounting Officer and Treasurer. From March 1997 to October 2000, Mr. Smith served as Vice President and Chief Financial Officer of Jemison-Demsey Holding Company, and other entities controlled by Jemison Investment Company. Mr. Smith is a Certified Public Accountant.

John J. Cunningham, Jr. was appointed Secretary of the Company in January 2008. Mr. Cunningham joined the Company in November 2007 as Vice President and General Counsel. From June 2002 to November 2007, Mr. Cunningham served as Executive Vice President of New Homes America, where he was responsible for legal matters, as well as new home sales and operations. Mr. Cunningham has been an active member of the Florida Bar since 1981.

CORPORATE GOVERNANCE

Director Independence

Our Corporate Governance Guidelines, available on our website at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Corporate Governance Guidelines,” adopt the definition of director independence set forth in the listing standards of the NYSE. The Board annually reviews the relationships that each director has with the Company and only those directors whom the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) will be considered independent. In its annual review of director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable or other business relationships any directors may have with the Company.

The Board has affirmatively determined that each of Thomas L. Rhodes, Bruce D. Benson, Thomas Harvey, Bruce E. Moore and Todd W. Sheets are independent under the current NYSE listing standards. In making this determination, the Board evaluated whether there exists any transactions, relationships or arrangements between these individuals and the Company and determined that no material transactions, relationships or arrangements exist between the Company and any of the independent directors.

Meetings of the Board of Directors

The Board held five regularly scheduled meetings in 2007. During 2007, no director attended fewer than 75% of the meetings of the Board or fewer than 75% of the meetings of any committee of the Board on which he was a member. The Company invites the Board to its annual stockholders meeting, but does not require them to attend. Last year, all six directors attended the annual stockholder meeting. The Board currently has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee of the Board, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, held six meetings in 2007. The Audit Committee currently consists of five members: Messrs. Sheets (Chairman), Benson, Harvey, Moore, and Rhodes. The Audit Committee has adopted a written charter, a copy of which is available on the Company’s website at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Audit Committee” or in print upon written request addressed to the Secretary of the Company, without charge to any person. Requests should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

The Audit Committee makes recommendations to the Board concerning the engagement of independent auditors, reviews with the independent auditors the plans and results of the audit engagement, reviews the independence of the independent auditors and considers the range of audit and non-audit fees. The Board has determined that each member of the Audit Committee is “independent,” as that term is defined in the applicable NYSE listing standards. The Board has also determined that all of the current Audit Committee members are “audit committee financial experts,” as that term is defined in Regulation S-K promulgated by the SEC.

Compensation Committee

The Compensation Committee of the Board held four meetings in 2007. Messrs. Benson (Chairman), Harvey, Moore, Rhodes, and Sheets are the current members of this committee. The Board has determined that each current member of the Compensation Committee is “independent,” as that term is defined in the applicable NYSE listing standards. The Compensation Committee determines compensation for the Chief Executive Officer of the Company and reviews compensation policy for other executive officers. The Compensation Committee has adopted a written charter, a copy of which is available on the Company’s website at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Compensation Committee” or in print upon written request addressed to the Secretary of the Company, without charge to any person. Requests should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

The Compensation Committee evaluates the Chief Executive Officer’s performance annually, and, either as a committee or together with the other independent directors (as directed by the Board), determines and approves the Chief Executive Officer’s compensation level based on this evaluation. In addition to the foregoing, the Compensation Committee has authority to take the following actions in connection with the determination of executive compensation:

•	to review the Company’s executive compensation plans in light of the Company’s goals and objectives, and adopt or recommend to the Board new or amended executive compensation plans;

•

to evaluate annually the performance of the Company’s executive officers other than the Chief Executive Officer, and to review the decisions made by the Chief Executive Officer as to the compensation of the Company’s other executive officers and recommend changes to the Board; and

•

to review the decisions made by the Chief Executive Officer as to any perquisites or other personal benefits to the Company’s executive officers, to recommend changes to the Board, and to approve such perquisites or other personal benefits, if any, as are available to the Chief Executive Officer.

The Chief Executive Officer, with the advice of our President and Chief Operating Officer, and subject to the Compensation Committee’s responsibility for recommending equity awards and authority to review and make recommendations regarding executive compensation, determines the compensation of all other executive officers. Additionally, the Chief Executive Officer makes recommendations to the Compensation Committee regarding the Company’s director compensation arrangements. The Compensation Committee reviews such recommendations, and may make recommendations to the full Board with respect to such matters.

The Compensation Committee’s written charter authorizes it to form subcommittees of two or more members and delegate to any subcommittee such power and authority as it deems appropriate, except for any power or authority required by law, regulation or listing standard to be performed by the full Compensation Committee. To date, the Compensation Committee has not formed any subcommittee or made any delegation of power or authority.

The Compensation Committee does not retain compensation consultants in determining or recommending executive or director compensation, although it has authority to do so pursuant to its written charter (including sole authority to retain compensation consultants to assist it and to authorize their fees and other engagement terms).

Compensation Committee Interlocks and Insider Participation

During 2007, Messrs. Benson (Chairman), Harvey, Moore, Rhodes, and Sheets served on the Compensation Committee. Mr. Considine served as Chairman of the Board and Chief Executive Officer of the Company and Mr. Rhodes served as Vice Chairman of the Board of the Company. Mr. Considine is Chairman of the Board and Chief Executive Officer of AIMCO and Mr. Rhodes serves on the board of directors and on the compensation and human resources, audit, corporate governance, and nominating committees of AIMCO.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this Information Statement, with the management of the Company. Based on such review and discussions, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

The members of the Company’s Compensation Committee are Messrs. Benson (Chairman), Harvey, Moore, Rhodes and Sheets.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board held four meetings in 2007. Messrs. Rhodes (Chairman), Benson, Harvey, Moore, and Sheets are the current members of this committee. The Board has determined that each current member of the Nominating and Corporate Governance Committee is “independent,” as that term is defined in the applicable NYSE listing standards. The Nominating and Corporate Governance Committee recommends individuals for election to the Board for vote by the stockholders at the annual meeting. The Nominating and Corporate Governance Committee has adopted a written charter, a copy of which is available on the Company’s website at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Nominating and Corporate Governance Committee” or in print upon written request addressed to the Secretary of the Company, without charge to any person. Requests should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. To have a candidate considered by the Nominating and Corporate Governance Committee, a stockholder must submit the recommendation in writing and must include the following information:

•	The name of the stockholder and evidence of the person’s ownership of Company stock, including the number of shares owned and the length of time of ownership; and

•

The name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director of the Company and the person’s consent to be named as a director if selected by the Nominating and Corporate Governance Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Secretary of the Company at 29399 US Highway 19 North, Suite 320, Clearwater, Florida 33761 and must be received by the Secretary not less than 60 days nor more than 90 days prior to the anniversary date of the Company’s most recent annual meeting of shareholders.

Nominees may be suggested by directors, members of management, or stockholders (as discussed above). In identifying and considering each potential candidate for nomination to the Board (including those recommended by stockholders), the Nominating and Corporate Governance Committee considers, in addition to the requirements set out in the Company’s Corporate Governance Guidelines and its charter, the nominee’s judgment, integrity, independence, understanding of the Company’s business or other related industries, quality of experience, the needs of the Company, the range of talent and experience already represented on the Board, and such other factors it determines are pertinent in light of the then current needs of the Board. The Nominating and Corporate Governance Committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Nominating and Corporate Governance Committee sometimes uses the services of a third-party executive search firm to assist it in identifying and evaluating possible nominees for director. The Nominating and Corporate Governance Committee might retain a third-party executive search firm to identify and introduce to the Company qualified independent director candidates for the Company’s Board, based on standards determined by the committee.

Codes of Conduct and Ethics

The Company has adopted a “Code of Ethics for Chief Executive Officer and Senior Financial Officers,” which applies to the Board and the Company’s officers and employees, but with specific requirements for our Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer (the “Code of Ethics”). The Company has also adopted a “Code of Business Conduct and Ethics” that applies to the Board and the Company’s officers and employees (the “Code of Business Conduct”). The Code of Business Conduct is intended to focus the Board, the individual directors and the Company’s executive officers on areas of ethical risk, help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Code of Business Conduct covers all areas of professional conduct relating to service on the Board and as an executive officer of the Company, including conflicts of interest, unfair or unethical use of corporate opportunities, strict maintenance of confidential information, compliance with all applicable laws and regulations and oversight of ethics and compliance by employees of the Company.

The full texts of both the Code of Ethics and the Code of Business Conduct are available on the Company’s website, at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Code of Ethics” and “About American Land Lease/Corporate Governance/Code of Conduct” or in print upon written request addressed to the Secretary of the Company, without charge to any person. Requests should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines, which provide guidelines on director qualifications and responsibilities, responsibilities of key board committees, director compensation, and other subjects concerning corporate governance. The full texts of the Corporate Governance Guidelines are available on the Company’s website, at www.americanlandlease.com under the headings “About American Land Lease/Corporate Governance/Corporate Governance Guidelines” or in print upon written request addressed to the Secretary of the Company, without charge to any person. Requests should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

Executive Sessions

Executive sessions or meetings of non-management directors are held regularly (at least four times a year) to review the report of the independent auditor, the criteria upon which the performance of the Chairman of the Board and Chief Executive Officer and other senior managers is based, the performance of the Chairman of the Board and Chief Executive Officer against such criteria, the compensation of the Chairman of the Board and Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chairman of the Board and Chief Executive Officer for a general discussion of relevant subjects.

Presiding Director

The Chairmen of the Company’s Audit, Compensation and Nominating and Corporate Governance Committees of the Board each preside as the chair at meetings or executive sessions of independent directors at which the principal items to be considered are within the scope of the authority of their respective committee. A lead independent director is designated to preside at executive sessions. Currently, our lead independent director is Thomas L. Rhodes. The Company’s experience has indicated that this practice provides leadership at all of the meetings or executive sessions of independent directors. Stockholders of the Company may communicate with the presiding director or with the non-management directors as a group in the manner set forth below under the caption “Stockholder Communications to the Board of Directors.”

Stockholder Communications to the Board of Directors

The Company’s Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact the Board, any individual directors (including independent directors or the lead independent director) or any group or committee of directors (including committee chairs) by mail or electronically. To communicate via mail with the Board, any individual directors (including independent directors or the lead independent director) or any group or committee of directors (including committee chairs), correspondence should be addressed to the Board or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent “c/o Corporate Secretary” at 29399 US Highway 19 North, Suite 320, Clearwater, Florida 33761. To communicate with any of the Company’s directors electronically, stockholders may do so on the corporate website at www.americanlandlease.com. Under the headings, “About American Land Lease/Corporate Governance/Communicate with Directors,” an on-line form is available which may be used for writing an electronic message to the Board, any individual directors, or any group or committee of directors.

All communications received as set forth in the preceding paragraph will be opened by the office of the Company’s Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Secretary’s office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

Upon written request addressed to the Secretary of the Company, copies of the Annual Report and 2007 Form 10-K will be furnished, without exhibits, without charge to any person receiving this Information Statement. Requests and inquiries should be addressed to American Land Lease, Inc., Attn: Secretary, 29399 US Hwy 19 North, Suite 320, Clearwater, Florida 33761.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives and Philosophy of Executive Compensation

The objectives of the Company’s executive compensation programs are to attract, retain and motivate highly qualified executive officers to execute our business plan. Our philosophy is to tie pay to performance, which we seek to accomplish by comparing our “Total Stockholder Return” (or “TSR”) to the TSR of all other small cap equity REITs, manufactured home REITs and the NAREIT Equity Index, all as reported by the National Association of Real Estate Trusts (known as “NAREIT”), in the context of significant compensation decisions. For purposes of compensation, we define TSR as the total of the closing price of our common stock on the NYSE less the closing price for the prior year-end, divided by the closing price of the prior year-end. TSR is calculated assuming dividends are reinvested on a quarterly basis. Our executive compensation is designed to induce and reward performance that increases TSR. In addition to TSR, we consider various objective and subjective measures of performance as further discussed below.

Accordingly, we emphasize equity awards over cash compensation in order to align management incentives with stockholders’ interests. We generally require meaningful vesting requirements in order to extend management’s commitment to long-term TSR and continued service to the Company. In furtherance of those goals, different equity awards to our Chief Executive Officer, Chief Operating Officer and President, Chief Financial Officer, and Vice-President and General Counsel vest either based on continued service to the Company over a period of three to six years, or based on management’s ability to lead the Company in outperforming one of our benchmark indices, depending on the specific award. Additionally, the cash component of our executive compensation is benchmarked against the cash compensation paid to executive officers of other small cap equity REITs, with adjustments based on relative TSR.

Our Chief Executive Officer’s compensation is determined by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Compensation Committee includes all of the Company’s independent directors and is comprised solely of those independent directors. The Chief Executive Officer receives no base pay, in part because he does not work full-time at the Company. The Compensation Committee considers the Chief Executive Officer’s compensation based on 50% of compensation paid to the average of Chief Executive Officers and Chairmen, weighted by position 25% and 75%, respectively, of all other small cap equity REITs as reported by NAREIT, with adjustments based on relative TSR. Once the dollar amount of the Chief Executive Officer’s compensation has been determined by the Compensation Committee, the Chief Executive Officer is given a choice of currencies among cash, restricted stock and stock options.

The Chief Executive Officer, with the advice of Robert G. Blatz, our President and Chief Operating Officer, and the Compensation Committee, and subject to the Compensation Committee’s responsibility for recommending equity awards and authority to review and make recommendations regarding executive compensation, determines the compensation of all other executive officers. In setting compensation for the Company’s other executive officers, the Chief Executive Officer refers to the survey of compensation paid to officers of all other small cap equity REITs as reported by NAREIT and makes such adjustments as he believes are appropriate. For example, in consideration of the limited time that the Chief Executive Officer spends on Company matters, the Chief Executive Officer compares Mr. Blatz’s compensation to the average compensation paid to CEOs and COOs, weighted by position 75% and 25%, respectively, at all other small cap equity REITs as reported by NAREIT, compares Shannon E. Smith’s, our Chief Financial Officer, compensation to the average compensation paid to COOs and CFOs, weighted by position 75% and 25%, respectively, at all other small cap equity REITs as reported by NAREIT and compares John J. Cunningham, Jr.’s, our Vice President and General Counsel, compensation to the average compensation paid to similar positions at all other small cap equity REITs as reported by NAREIT. We have not retained a compensation consultant.

Elements of Executive Compensation

Executive compensation consists of the following elements:

Base Salary. Base salaries for our named executive officers, except for the Chief Executive Officer as discussed above, are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually during the first calendar quarter and adjustments are made based on the Chief Executive Officer’s judgment and with reference to the compensation survey for all other small cap equity REITs as reported by NAREIT.

For 2007, the base salaries for Messrs. Blatz and Smith were $240,000 and $200,000, respectively. When their 2007 cash bonuses of $90,000 and $65,000, respectively, are added, the total cash compensation received by each of them constitutes significantly less than half of their respective “Total Compensation” for 2007 of approximately $830,000 and $580,000 that is set forth on the “Summary Compensation Table” below. This allocation is indicative of our emphasis on equity awards over cash compensation for the reasons discussed above.

Annual Bonus. During the first calendar quarter, the Chief Executive Officer determines the annual bonus for the prior year for the other named executive officers. The Compensation Committee determines the annual bonus for the prior year for the Chief Executive Officer, reviews the annual bonuses for other officers, and exercises its responsibility for equity awards. Annual bonuses are used to compensate named executive officers for achieving financial and operational goals and for achieving individual performance objectives. These financial and operational goals and individual performance objectives are not expressed as specific Company or individual numerical targets or threshold results that are established at the beginning of a compensation year. Rather, these goals and objectives relate to post compensation-year subjective evaluations and determinations of the Company’s and each named executive officer’s performance and contributions in the following pre-established areas: (i) growth in property operating results, (ii) completion of development projects, (iii) home sales profitability, (iv) financings and capital raised, and (v) TSR in the context of the market and other conditions of the previous year.

These evaluations and determinations are made by the Compensation Committee, with respect to the Chief Executive Officer, and the Chief Executive Officer, with respect to each other named executive officer (subject to the Compensation Committee’s review and its responsibility for recommending equity awards).

Additionally, the terms of our high performance shares, which are discussed in detail below under “Stock Options, Restricted Stock and High Performance Shares – High Performance Stock Grants,” include objective, numerical performance measures and thresholds that must be achieved by the Company over a three-year performance period in order for the full value of those awards to be realized by the named executive officers to whom they are granted.

In determining annual bonus amounts for 2007, the Chief Executive Officer and Compensation Committee considered the following, among other things:

•

Growth in Property Operating Results. In a challenging real estate environment, same store results for 2007 provided a year-over-year increase in same store net operating income of 8.2%, and same site results for 2007 provided a year-over-year increase in same site net operating income of 4.2%. Same store and same site results are non-GAAP operating measures we use to compare the operating performance of properties and sites, respectively, from one period to another. Net operating income is a property’s or site’s gross rental income plus any other income, such as late fees or parking income, less vacancies and rental expenses. See the tabular presentation and related footnotes on page 33–34 of our Form 10-K for the fiscal year ended December 31, 2007 for a summary of how we calculate same store results, same site results and net operating income, and for a reconciliation to the most comparable GAAP measures. Such tabular presentation and related footnotes are incorporated herein by reference;

•

Completion of Development Projects. During 2007, the Company made substantial progress toward completion of our Sebastian Beach and Tennis Village community, continued the redevelopment of our Gulfstream III community, completed the lateral development of The Villages community and provided financing of a home builder to assist with the further development of The Villages community;

•

Home Sales Profitability. During 2007, new home sales volume was $27,264,000, with 209 sales during a very difficult market for home sales. Management continued to successfully develop and pursue new marketing campaigns for our communities. This performance was balanced with the fact that new home sales volume decreased approximately 42.3% from the prior year;

•

Financings and Capital Raised. During 2007, we raised capital through the sale of one property, refinanced our corporate line of credit, made modifications to our floor plan facility, refinanced property-level indebtedness, engaged in a publicly-announced stock repurchase plan and were on budget for general and administrative expenses, including significant cuts in response to a challenging economic environment; and

•	TSR. We experienced negative TSR during 2007 in a challenging real estate environment, but less so than other small cap equity REITs, manufactured home REITs and the NAREIT Equity Index.

Pursuant to the process described above, the Company’s and each named executive officer’s performance and contributions in these areas were considered and balanced with the philosophy and other objectives discussed in this Compensation Discussion and Analysis. The Compensation Committee, with respect to our Chief Executive Officer, and the Chief Executive Officer, with respect to each other named executive officer, determined that the results in these areas evidenced strong performance in a challenging economic environment, and concluded that the bonus amounts and allocation of those amounts among cash, stock and stock-based awards, each as detailed below, recognized that performance and furthered other goals of our compensation programs.

Additionally, in an effort to further our goals of retaining highly qualified executive officers and incentivizing their long-term commitment to the Company, the 2007 annual bonuses to Robert G. Blatz, our President and Chief Operating Officer, and Shannon E. Smith, our Chief Financial Officer, each included a component comprised of restricted stock “retention” awards that vest over a period of six years with no vesting occurring until the fourth anniversary of the award. If the named executive officer’s employment with the Company is terminated for any reason (other than death, disability or in connection with a change of control) prior to the fourth anniversary of the award, all of these shares will be forfeited. If the named executive officer remains continuously employed by the Company on the fourth, fifth or sixth anniversary of the award, 15%, 35% and 50%, respectively, will vest and no longer be subject to forfeit upon a termination. These retention awards were comprised of 30,000 restricted shares to Mr. Blatz and 25,000 restricted shares to Mr. Smith. The compensation expense that will be recognized by the Company over the six-year term of these awards – assuming no forfeiture – is discussed below.

Annual bonuses are allocated among cash, stock, and stock-based awards and are paid in the first calendar quarter. Consistent with our philosophy of emphasizing equity awards over cash compensation, the cash component of annual bonuses has ranged from 5% to 20% of the total bonus over the past three years, and the percentage paid in equity is increased as the amount of the annual bonus is increased. As noted above, the purpose is to emphasize the long-term alignment of the interests of stockholders and the named executive officers. The stock and stock-based awards components of annual bonuses generally have contained vesting provisions which result in forfeiture of all or a portion of the award in the event of an executive’s separation from the Company prior to the passage of a three to five year vesting period, depending on the type of award.

For 2007, annual bonuses were awarded to the Chief Executive Officer of $303,500, to the President and Chief Operating Officer of $299,500 and to the Chief Financial Officer of $242,500. The annual bonus for the

Chief Executive Officer was paid $303,500 in the issuance of 181,737 stock options with a strike price of $19.92, which was the closing price of our common stock reported on the NYSE on the date of grant, which vest in equal annual installments over five years. The annual bonus for the President and Chief Operating Officer was paid $90,000 in cash, $100,000 in the issuance of 59,880 stock options with a strike price of $19.92, which was the closing price of our common stock reported on the NYSE on the date of grant, which vest in equal annual installments over four years, $4,600 in the issuance of 231 shares of restricted stock, which vest in equal installments over four years and $597,600 in the issuance of 30,000 shares of restricted stock, which vest over six years. The annual bonus for the Chief Financial Officer was paid $65,000 in cash, $85,000 in the issuance of 50,898 stock options with a strike price of $19.92, which was the closing price of our common stock reported on the NYSE on the date of grant, which vest in equal annual installments over four years, $5,083 in the issuance of 255 shares of restricted stock, which vest in equal annual installments over four years, and $498,000 in the issuance of 25,000 shares of restricted stock, which vest in installments over six years.

Pursuant to our compensation programs, equity awards are assigned the same value in compensation as for financial reporting purposes. Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R requires all share-based employee compensation, including grants of stock options, to be recognized in the financial statements based on fair value.

Stock Options, Restricted Stock and High Performance Shares

Stock Options. Stock option grants are made annually during the first calendar quarter as part of the annual bonus. In addition, stock option grants are sometimes made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other specific retention objectives. The amount of grants made as part of the annual bonus are determined as described above and are made by the Board of Directors, on recommendation of the Compensation Committee, at its first meeting of the calendar year or, on occasion, by a subsequent telephonic meeting if time is required to answer questions by the Compensation Committee.

Stock options granted by us typically have a ten-year term, an exercise price equal to the fair market value of our common stock on the day of grant, and vest over a four or five year period with equal annual installments vesting on the successive anniversaries of the grant date.

Restricted Stock. Restricted stock grants are made annually during the first calendar quarter as part of the annual bonus. In addition, restricted stock grants are sometimes made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention objectives. The amount of grants made as part of the annual bonus are determined as described above and are made by the Board of Directors, on recommendation of the Compensation Committee, at its first meeting of the calendar year or, on occasion, by a subsequent telephonic meeting if time is required to answer questions by the Compensation Committee.

Restricted stock grants vest over a four to six year period. The four-year grants have equal annual installments vesting on the successive anniversaries of the grant date. The six-year grants vest 15% on the fourth, 35% on the fifth, and 50% on the sixth anniversaries of the grant date. Generally, the recipient is considered to be the owner of the shares and is entitled both to vote the unvested shares and to receive the dividends, if any, paid on such shares.

High Performance Stock Grants. The Company has adopted a program that provides for annual grants of high performance stock (or “HPS”) awards to its named executive officers in each of fiscal years 2003–2010. The HPS program has been ratified by a vote of our stockholders.

HPS grants are awards of restricted stock of the Company that vest (i.e., that are released from forfeiture contingencies) based upon attainment of specified performance objectives. During the vesting period, holders of

HPS awards have all the rights of a stockholder with respect to the HPS, including the receipt of dividends, but any sale or transfer is prohibited. The allocation of HPS awards is determined in the first calendar quarter. The Compensation Committee determines the allocation to the Chief Executive Officer and the Chief Executive Officer determines the allocation to other senior executives, subject to review and approval by the Compensation Committee and Board of Directors. The HPS awards vest based upon the extent, if any, that the total return realized by stockholders of the Company exceeds the average total return of the Equity REIT Index, as reported by NAREIT, for the ten-year period ending on the calendar year immediately preceding the grant. The total return for the Company is measured over a three-year performance period that starts on January 1 of the year in which the grant is made, and ends on December 31 three years later (which date is also know as the “final valuation date”). To the extent that shares are not vested as of the final valuation date, such shares are forfeited and returned to the Company. Vesting is achieved ratably on the final valuation date to the extent that the total annual return realized by stockholders for the three-year performance period exceeds the ten-year average total return of the Equity REIT Index at the beginning of the performance period, with 100% vesting achieved if the total annual return realized by stockholders exceeds the Equity REIT Index by an annual amount of 5% or more. If the actual total return does not exceed the Equity REIT Index, all of the HPS, but none of the dividends already paid with respect to such HPS, are forfeited and returned to the Company. In recent years, the Company has awarded HPS to its named executive officers on an annual basis. As a result, December 31 of 2007 was a final valuation date, and December 31 of 2008, 2009 and 2010 are final valuation dates.

Based upon the total shareholder return realized over the three-year period ended December 31, 2007 (excluding consideration of reinvested dividends), the Company did not outperform the Equity REIT Index. Based upon a 5% target for full vesting, none of the applicable HPS awards vested as of December 31, 2007. As a result, our Chief Executive Officer forfeited 5,000 shares, our President and Chief Operating Officer forfeited 45,000 shares, and our Chief Financial Officer forfeited 25,000 shares.

During the Compensation Committee’s meeting in the first calendar quarter of 2008, the Compensation Committee ratified the issuance and grant of 65,000 HPS for the performance period from January 1, 2008 through December 31, 2010. Our Chief Executive Officer was granted 5,000 HPS, our President and Chief Operating Officer was granted 35,000 HPS and the Chief Financial Officer was granted 25,000 HPS. Vesting will be achieved on the final valuation date of December 31, 2010 to the extent that excess value has been realized. In order for the executives’ HPS to vest fully on the final valuation date, the actual total return to stockholders for the three-year period is required to exceed the Equity REIT Index total return by 5%. The Equity REIT Index applicable to the award is 10.49% and the annual return required to achieve full vesting is 15.49%. In the event that the total shareholder return over the three-year performance period is not greater than 10.49% annually, the HPS will not vest and the HPS, but not any dividends which may have been paid with respect to such HPS, will be forfeited and returned to the Company.

Once the HPS are vested, they are further restricted and cannot be transferred for a two-year period, with the exception that a sufficient number of shares may be sold in order to pay income taxes resulting from the shares vesting. Dividends are paid on the HPS in the same amounts and at the same time as dividends, if any, are paid on outstanding Company stock.

Change in Control Benefits and Officer Severance Pay

The 1998 Stock Incentive Plan provides for the immediate vesting of stock and stock-based awards in the event of a change in control. Additionally, the 1998 Stock Incentive Plan provides that, in connection with a change in control, our Board may, in its discretion, cancel outstanding awards and pay cash or other property in exchange for such cancellation. These provisions assist us in attracting and retaining management willing to defer a substantial portion of their compensation through vesting. The Offer and Merger will constitute a change in control for purposes of the 1998 Stock Incentive Plan. Our change in control provisions for the named executive officers, and amounts to be received by them as a result of immediate vesting of stock and stock-based awards and the payment of cash for such awards in connection with the terms of the Merger Agreement, are summarized in “Potential Payments upon Termination or Change in Control.”

The Company’s 2008 Stock Award and Incentive Plan, which was adopted by our stockholders at our 2008 annual meeting, includes provisions permitting the Company’s Board to cancel outstanding awards and pay cash or other property in exchange for such cancellation. As of the date of this Information Statement, no awards have been made under the 2008 Stock Award and Incentive Plan to our named executive officers, directors, employees or any other person.

On December 9, 2008, our Compensation Committee adopted and our Board ratified the Company’s plan (the “Severance Plan”) to provide severance payments to employees of the Company or its subsidiaries upon an involuntary termination of employment without “cause.” All employees of the Company and its subsidiaries are eligible for severance under the Severance Plan, except the Company’s Chief Executive Officer. Subject to certain exceptions, any termination by the Company in connection with or within six (6) months following a “change in control” (as defined in the Severance Plan and which includes the consummation of the Offer or Merger) shall be deemed a termination without cause. Upon such termination, the Severance Plan provides each employee with a cash severance payment determined in accordance with the table set forth below, subject to certain conditions described in the Severance Plan. Under the Severance Plan, the Compensation Committee may, in its sole discretion, alter, suspend, discontinue or terminate the Severance Plan or impose or waive any terms, conditions or limitations on severance rights or payments authorized under the Severance Plan without the consent of employees or any other person or entity; provided, however, that without the consent of the affected employee, no such action taken in connection with or within six months following the consummation of a change in control may materially and adversely affect the rights of that employee.

Severance Amounts

Employee	Severance Amount
All Employees	2 weeks’ salary plus 1 week’s salary for every year of service

Regional Management	3 months’ salary

Vice President (other than as described below) and Property Controller	4 months’ salary

Vice President-Finance and General Counsel	6 months’ salary

President, Chief Operating Officer and Chief Financial Officer	12 months’ salary

Under the Severance Plan, an employee is entitled to receive the greater of the amount he or she would receive under the “All Employees” category or any other applicable category set forth in the table above. Additionally, neither the President, Chief Operating Officer nor Chief Financial Officer is entitled to any severance payment if his or her employment is terminated in connection with a transaction or other event pursuant to which such officer is entitled to receive accelerated equity awards granted under any Company equity incentive plan or any award agreement thereunder or employment agreement. As a result, our President and Chief Operating Officer and Chief Financial Officer will not be entitled to any severance payment if they are terminated in connection with the Offer or Merger.

Other Compensation

The Company’s officers receive no other benefits or perquisites except those from their participation with other Company employees in health benefit, long-term disability insurance, 401(k) savings programs, car allowance and the Company’s payment of life insurance premiums on their behalf. Each of those benefits, other than the car allowance, is available to all full-time employees of the Company, with the level of the benefit being tied to the employee’s base compensation and job duties.

SUMMARY COMPENSATION TABLE

The following table sets forth, in summary form, the compensation for the fiscal years ended December 31, 2006 and 2007 of our Chief Executive Officer, Chief Operating Officer and President, and Chief Financial Officer who constitute all of the Company’s “Named Executive Officers” for such fiscal years pursuant to Securities and Exchange Commission rules.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)		(e)		(f)(5)	(i)		(j)
Terry Considine	2007	—	—(1)		159,511	(3)	167,158	10,493	(6)	337,162
Chairman and Chief Executive Officer	2006	—	—(2)		184,221	(4)	106,200	14,711	(7)	305,132

Robert G. Blatz	2007	240,000	90,000	(1)	418,334	(3)	73,225	8,348	(8)	829,907
President and Chief Operating Officer	2006	240,000	40,000	(2)	518,479	(4)	50,204	13,615	(9)	862,298

Shannon E. Smith	2007	200,000	65,000	(1)	263,599	(3)	46,014	5,135	(10)	579,748
Chief Financial Officer, and Treasurer	2006	200,000	25,000	(2)	303,246	(4)	30,900	9,181	(11)	568,327

(1)	This does not include 181,737 stock options with an exercise price of $19.92 per share awarded to our Chief Executive Officer, 59,880 stock options with an exercise price of $19.92 and 30,231 shares of restricted stock awarded to our President and Chief Operating Officer and 50,898 stock options with an exercise price of $19.92 and 25,255 shares of restricted stock awarded to our Chief Financial Officer, in each case, in the first quarter of fiscal 2008 as part of their respective bonuses for 2007. These awards are not included in this column or elsewhere in the Summary Compensation Table because no expense with respect to them was recognized for financial reporting purposes in accordance with FAS 123(R) in fiscal 2007. See “Compensation Discussion and Analysis – Elements of Executive Compensation – Annual Bonus” for more information on these awards.

(2)	This does not include 80,429 stock options with an exercise price of $27.65 per share and 3,367 shares of restricted stock awarded to our Chief Executive Officer, 26,810 stock options with an exercise price of $27.65 and 2,231 shares of restricted stock awarded to our President and Chief Operating Officer and 18,901 stock options with an exercise price of $27.65 and 723 shares of restricted stock awarded to our Chief Executive Officer, in each case, in the first quarter of fiscal 2007 as part of their respective bonuses for 2006. These awards are not included in this column or elsewhere in the Summary Compensation Table because no expense with respect to them was recognized for financial reporting purposes in fiscal 2006. See “Compensation Discussion and Analysis – Elements of Executive Compensation – Annual Bonus” for more information on these awards.

(3)

This column represents the expense amount recognized for financial statement reporting purposes for the fiscal year indicated, in accordance with FAS 123R, Share Based Payment. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to note I to the Company’s financial statements in the Form 10-K for the year ended December 31, 2007. See the “Grants of Plan-Based Awards” table for information on awards made in 2007. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives. During 2007, Mr. Considine forfeited 5,000 high performance shares, Mr. Blatz forfeited 45,000 high performance shares and Mr. Smith forfeited 25,000 high performance shares. For additional information regarding restricted shares and high performance shares, see “Compensation Discussion and Analysis – Stock Options, Restricted Stock and High Performance Shares” above. For additional information regarding individual grants of restricted shares and high performance shares in 2007, see the “Grants of Plan-Based Awards Table” below.

(4)	This column represents the expense amount recognized for financial statement reporting purposes for the fiscal year indicated, in accordance with FAS 123R, Share Based Payment. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to note J to the Company’s financial statements in the Form 10-K for the year ended December 31, 2006. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives. During 2006, Mr. Considine forfeited 2,525 high performance shares, Mr. Blatz forfeited 20,202 high performance shares and Mr. Smith forfeited 10,101 high performance shares. For additional information regarding restricted shares and high performance shares, see “Compensation Discussion and Analysis – Stock Options, Restricted Stock and High Performance Shares” above. For additional information regarding individual grants of restricted shares and high performance shares in 2006, see the “Grants of Plan-Based Awards Table” below.

(5)	This column represents the expense amount recognized for financial statement reporting purposes with respect to the years presented for the fair value of stock options granted to each of the named executives in 2006 and 2007, as applicable, as well as prior fiscal years, in accordance with SFAS 123R. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to note I to the Company’s financial statements in the Form 10-K for the year ended December 31, 2007. See the “Grants of Plan-Based Awards” table for information on options granted in 2007. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.

(6)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2007, Mr. Considine received dividends totaling $10,493 on unvested restricted stock of 10,493 shares, which amount is included in the table above under the column “Other Compensation.”

(7)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2006, Mr. Considine received dividends totaling $14,711 on unvested restricted stock of 14,711 shares, which amount is included in the table above under the column “Other Compensation.”

(8)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2007, Mr. Blatz received dividends totaling $8,348 on unvested restricted stock of 8,348 shares, which amount is included in the table above under the column “Other Compensation.”

(9)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2006, Mr. Blatz received dividends totaling $13,615 on unvested restricted stock of 13,615 shares, which amount is included in the table above under the column “Other Compensation.”

(10)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2007, Mr. Smith received dividends totaling $5,135 on unvested restricted stock of 5,135 shares, which amount is included in the table above under the column “Other Compensation.”

(11)	Holders of restricted stock awards are entitled to receive the dividends thereto commencing on the date of grant. During 2006, Mr. Smith received dividends totaling $9,181 on unvested restricted stock of 9,181 shares, which amount is included in the table above under the column “Other Compensation.”

The “Summary Compensation Table” above reflects the cash portion of the annual bonus and the compensation expense recognized by the Company during 2006 and 2007 with respect to stock-based compensation. As a result, the annual bonus amount that is paid in the form of stock-based compensation and that is discussed above in “Compensation Discussion and Analysis – Elements of Executive Compensation – Annual Bonus” and “Compensation Discussion and Analysis – Stock Options, Restricted Stock and High Performance Shares” cannot be directly reconciled to the amounts shown in the “Summary Compensation Table” which include amounts awarded in previous years which became vested during 2007 and 2006 and which exclude amounts awarded with respect to 2007 and 2006 and previous years which did not vest during 2007 or 2006, including the HPS issued during the first calendar quarter of 2008.

The “Summary Compensation Table” does not include columns for “Non-Equity Incentive Plan Compensation” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” since there was no compensation covered by such items awarded to, earned by, or paid to any of the Named Executive Officers in 2007.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards : Number of Shares(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Thres- hold (#)	Target (#)	Maxi- mum (#)
(a)	(b)	(f)	(g)	(h)	(i)		(j)		(k)	(l)

Terry Considine	1/31/07	1	0	5,000						$36,900
Chairman and Chief Executive Officer	1/31/07				3,367	(2)				$93,100
	1/31/07						80,429	(2)	$27.65	$300,000

Robert G. Blatz	1/31/07	4	0	35,000						$258,300
President and Chief Operating Officer	1/31/07				2,231	(3)				$61,700
	1/31/07						26,810	(3)	$27.65	$100,000

Shannon E. Smith	1/31/07	3	0	25,000						$184,500
Chief Financial Officer and Treasurer	1/31/07				723	(3)				$20,000
	1/31/07						18,901	(3)	$27.65	$70,500

(1)

On January 31, 2007, Mr. Considine was awarded 5,000 shares of high performance stock (or “HPS”), Mr. Blatz was awarded 35,000 HPS and Mr. Smith was awarded 25,000 HPS. The HPS awarded to Messrs. Considine, Blatz and Smith were granted under the terms of the Company’s 1998 Stock Incentive Plan and have the same terms. The HPS vest, if at all, on December 31, 2009, based upon the extent to which, if at all, the total return realized by stockholders of the Company exceeds the ten year average total return of the Equity REIT Index for the ten year period ended December 31, 2006, as reported by NAREIT. The total return realized by stockholders of the Company is measured over a three-year period that begins on January 1, 2007 and ends on December 31, 2009. If such total return realized by stockholders exceeds such average total return of the Equity REIT Index by 0.01%, then the total award would be 1, 4, and 3, shares for Messrs. Considine, Blatz and Smith, respectively, as reported in column (f). For the HPS to fully vest on December 31, 2009, the total return over the three-year period must exceed the Equity REIT Index total return by 5%. In the event of full vesting, the total award would be 5,000, 35,000 and 25,000 shares for Messrs. Considine, Blatz and Smith, respectively, as reported in column (h). The Equity REIT Index total return was 14.48% for the ten year period ending December 31, 2006; as such, in order for the HPS to fully vest, the actual total return over the three years is required to be 19.48%. If the actual total return for the three-year period is between 14.48% and 19.48%, then a ratable portion of the shares would vest. To the extent that such shares are not vested as of December 31, 2009, such shares, but none of the dividends paid in respect thereof during the three-year period, are forfeited and returned to the Company. The targeted future payout reported above is based upon applying the performance level achieved for the most recent fiscal year to the current period award. For the HPS with a final measurement date of December 31, 2007, the total annual shareholder return over the three-year period was 10.49%. If the total shareholder return for stockholders of the Company for the three-year performance period applicable to awards granted on January 31, 2007 is equal to the 10.49%, then the threshold return of 14.48% would not be exceeded, resulting in a forfeiture of all HPS awards for Messrs. Considine, Blatz and Smith, respectively, as reported in column (g). The target return reported here is not expected to be indicative of the current award’s actual results as there are many factors which influence total shareholder return.

(2)	Mr. Considine’s compensation in 2006 was awarded on January 31, 2007, and was comprised of 3,367 shares of restricted stock with a value of $93,100 (based upon the closing market price of $27.65 at the date of grant) and options to acquire 80,429 shares of the Company’s common stock at a per share price of $27.65, with an aggregate grant date present value of $300,000. The restricted stock vests equally in four annual installments beginning on the first anniversary date of the date of grant and the stock options vest equally in five annual installments beginning on the first anniversary of the date of grant. Holders of restricted stock awards are entitled to receive the dividends in respect thereof commencing on the date of grant.

(3)	As a part of 2006 compensation, on January 31, 2007, Messrs. Blatz and Smith were each granted restricted stock awards of 2,231 shares and 723 shares, respectively. The value of these awards at the date of grant based upon the closing market price of $27.65 was $61,700 and $20,000, respectively. Holders of restricted stock awards are entitled to receive the dividends in respect thereof commencing on the date of grant. In addition and as a part of 2006 compensation, on January 31, 2007, Messrs. Blatz and Smith were granted options to acquire 26,810 shares and 18,901 shares, respectively, of the Company’s common stock at a per share exercise price of $27.65, with an aggregate grant date present value of $100,100 and $70,500, respectively. The restricted stock and options vest equally in four annual installments beginning on the first anniversary of date of grant.

The “Grants of Plan-Based Awards Table” does not include a column for “Estimated Future Payouts Under Non-Equity Inventive Plan Awards” since there was no compensation covered by such item awarded to, earned by, or paid to any of the Named Executive Officers in 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards(1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Terry Considine	300,000	—	—	19.3750	4/21/2008	10,493	$208,076	10,000	$198,300
Chairman and Chief Executive Officer	12,346	—	—	14.390	2/5/2013
	7,500	2,500	—	19.840	2/5/2014
	7,416	7,415	—	23.050	1/25/2015
	34,859	139,437	—	24.800	2/2/2016
	—	80,429		27.650	1/31/2017

Robert G. Blatz	40,000	—	—	13.438	9/12/2009	8,348	$165,541	70,000	$1,388,100
President and Chief Operating Officer	12,346	—	—	14.390	2/5/2013
	22,500	7,500	—	19.840	2/5/2014
	7,416	7,415	—	23.050	1/25/2015
	10,123	30,370	—	24.800	2/2/2016
	—	26,810	—	27.650	1/31/2017

Shannon E. Smith	12,346	—	—	14.390	2/5/2013	5,135	$101,827	50,000	$991,500
Chief Financial Officer and Treasurer	15,000	5,000	—	19.840	2/5/2014
	5,297	5,296	—	23.050	1/25/2015
	5,282	15,845	—	24.800	2/2/2016
	—	18,901	—	27.650	1/31/2017

(1)	The option awards reported in the table above vest and become exercisable pursuant to time-based vesting schedules in either four or five annual installments of 25% and 20%, respectively, starting on the first anniversary of the date of grant. The following table sets forth the vesting of the option awards listed above:

Name	Grant Date	Option Shares	Vesting Period	Date Fully Vested (assuming continuous service)

Terry Considine	4/21/1998	300,000	4 years	4/21/2002
	2/5/2003	12,346	4 years	2/5/2007
	2/5/2004	10,000	4 years	2/5/2008
	1/25/2005	14,831	4 years	1/25/2009
	2/2/2006	174,296	5 years	2/2/2011
`	1/31/2007	80,429	5 years	1/31/2012

Robert G. Blatz	9/13/1999	40,000	3 years	9/13/2002
	2/5/2003	12,346	4 years	2/5/2007
	2/5/2004	30,000	4 years	2/5/2008
	1/25/2005	14,831	4 years	1/25/2009
	2/2/2006	40,493	4 years	2/2/2010
	1/31/2007	26,810	4 years	1/31/2011

Shannon E. Smith	2/5/2003	12,346	4 years	2/5/2007
	2/5/2004	20,000	4 years	2/5/2008
	1/25/2005	10,593	4 years	1/25/2009
	2/2/2006	21,127	4 years	2/2/2010
	1/31/2007	18,901	4 years	1/31/2011

(2)	The stock awards reported in the “Number of Shares or Units of Stock That Have Not Vested” column vest and become exercisable pursuant to time-based vesting schedules in four annual installments of 25% starting on the first anniversary of the date of grant:

Name	Grant Date	Shares	Vesting Period	Date Fully Vested (assuming continuous service)
Terry Considine	2/5/2004	7,974	4 years	2/5/2008
	1/25/2005	6,941	4 years	1/25/2009
	2/2/2006	2,218	4 years	2/2/2010
	1/31/2007	3,367	4 years	1/31/2011

Robert G. Blatz	2/5/2004	11,069	4 years	2/5/2008
	1/25/2005	651	4 years	1/25/2009
	2/2/2006	4,032	4 years	2/2/2010
	1/31/2007	2,231	4 years	1/31/2011

Shannon E. Smith	2/5/2004	4,859	4 years	2/5/2008
	1/25/2005	651	4 years	1/25/2009
	2/2/2006	3,381	4 years	2/2/2010
	1/31/2007	723	4 years	1/31/2011

(3)	The market value was determined based upon the closing stock price on December 31, 2007 of $19.83 multiplied by the number of shares that have not vested in column (g).

(4)	The stock awards reported in the “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column are HPS awards and vest and become exercisable based upon the achievement of performance milestones. The number of shares unvested includes all HPS awards that have not vested, which are comprised of 5,000 shares, 35,000 shares and 25,000 shares issued to Messrs. Considine, Blatz and Smith, respectively, with a measurement date of December 31, 2008, and 5,000 shares, 35,000 shares and 25,000 shares issued to Messrs. Considine, Blatz and Smith, respectively, with a measurement date of December 31, 2009. See “Compensation Discussion and Analysis – Stock Options, Restricted Stock and High Performance Shares” above for more information on the vesting of HPS.

(5)	The market value was determined based upon the closing stock price on December 31, 2007 of $19.83 multiplied by the number of shares that have not been earned and vested in column (i).

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
(a)	(b)	(c)	(d)	(e)
Terry Considine	—	—	7,585	$212,069
Chairman and Chief Executive Officer

Robert G. Blatz	—	—	7,498	$210,400
President and Chief Operating Officer

Shannon E. Smith	—	—	4,769	$133,773
Chief Financial Officer and Treasurer

(1)	The aggregate dollar amount realized upon vesting is determined by multiplying the number of shares of stock that vested in 2007 by the market value of the underlying shares on the applicable vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Except for the Company plans discussed above under “Compensation Discussion and Analysis – Change in Control Benefits and Officer Severance Pay,” the Company does not have employment contracts, termination of employment or change-in-control arrangements with any of the Named Executive Officers as of the date of this Information Statement.

The 1998 Stock Incentive Plan and the agreements pursuant to which options and awards of restricted stock and high performance shares have been made to Messrs. Considine, Blatz, Smith, and Cunningham provide that in the event of a “change in control” of the Company, all outstanding stock and stock option awards will vest in full. For these purposes, the term “change in control” generally means:

•

an acquisition by any person of beneficial ownership of 20% or more of the Company’s common stock, except in connection with a merger where the Company’s stockholders retain control of the Company after such merger, the Company’s Board of Directors in place prior to such merger continues to constitute at least two-thirds of the Board of Directors of the entity surviving such merger, or no person holds more than 15% voting power of the entity surviving such merger;

•

the individuals who constitute the Board of Directors as of the effective date of the 1998 Stock Incentive Plan cease for any reason to constitute at least two-thirds of the Board of Directors, except that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least two-thirds of the Board of Directors, such new director’s election shall not be counted towards a “change in control;” or

•

the approval by the Company’s stockholders of a complete liquidation or dissolution, sale of all or substantially all of the Company’s assets, merger, consolidation, share exchange or reorganization involving the Company, except in connection with a merger where the Company’s stockholders retain control of the Company after such merger, the Company’s Board of Directors in place prior to such merger continues to constitute at least two-thirds of the Board of Directors of the entity surviving such merger, or no person holds more than 15% voting power of the entity surviving such merger.

Additionally, the agreements pursuant to which options and awards of restricted stock and high performance shares have been made to Messrs. Considine, Blatz, Smith, and Cunningham provide that upon termination of employment due to death or disability, all outstanding shares of restricted stock and high performance shares become immediately and fully vested.

The potential payments to the named executive officers upon a deemed change in control or deemed termination as a result of death or disability, in each case as of December 31, 2007, are shown in the table below.

	Option Awards			Stock Awards
Name	Number of Shares Vested Upon Change in Control (#)	Value Realized on Change in Control(1) ($)		Number of Shares Vested Upon Change in Control or Termination of Employment Due to Death or Disability (#)	Value Realized on Change in Control or Termination of Employment Due to Death or Disability(3) ($)
(a)	(b)	(c)		(d)	(e)

Terry Considine	229,781	0	(2)	20,493	$406,376
Chairman and Chief Executive Officer

Robert G. Blatz	72,095	0	(2)	78,348	$1,553,641
President and Chief Operating Officer

Shannon E. Smith	45,042	0	(2)	55,135	$1,093,327
Chief Financial Officer and Treasurer

(1)	The aggregate dollar value realizable with respect to option shares that vest upon a change in control is derived by multiplying (A) the number of securities underlying such options by (B) the difference between (i) the closing price of the Company’s common stock on the date of change in control and (ii) the per share option exercise price. For purposes of this table, we have calculated the value as if the change in control occurred on December 31, 2007.
(2)	Value realized would be zero as the strike price was greater than the closing price of the Company’s common stock on December 31, 2007.
(3)	The aggregate dollar value realizable with respect to restricted stock that vests upon a change in control or termination due to death or disability is determined by multiplying the number of shares of such stock by the closing price of the Company’s common stock on the date of change in control or termination due to death or disability. For purposes of this table, we have calculated the value as if the change in control or such termination occurred on December 31, 2007.

The consummation of the Offer or the Merger, whichever occurs first, will constitute a “change in control” pursuant to the 1998 Stock Incentive Plan and the agreements pursuant to which awards of restricted stock and high performance shares have been made to Messrs. Considine, Blatz, Smith, and Cunningham. As a result, any unvested options, restricted shares or high performance shares will fully vest. Additionally, the Company may consider taking such actions as may be necessary to permit holders of restricted shares and high performance shares to tender them in the Offer prior to the acceleration of their vesting and conditioned on the successful consummation of the Offer. Amounts to be received by Messrs. Considine, Blatz, Smith and Cunningham as a result of the payment of cash for options, restricted shares and high performance shares that vest in connection with the Offer or the Merger and the agreements pursuant to which awards of restricted stock and high performance shares have been made to them are shown in the table below.

Name and Title	Number of Unvested Options(1)	Payments to be Made in Respect of Unvested Options	Number of Unvested Shares of Restricted Stock and High Performance Shares(2)	Payments to be Made in respect of Unvested Restricted Stock and High Performance Shares

Terry Considine Chairman and Chief Executive Officer	354,367	$0	15,538	$220,640

Robert G. Blatz President and Chief Operating Officer	103,941	$0	104,082	$1,477,964

Shannon E. Smith Chief Financial Officer and Treasurer	78,285	$0	77,876	$1,105,839

John J. Cunningham, Jr. Vice President, General Counsel and Secretary	5,000	$0	5,000	$71,000

(1)	The amounts in the “Number of Unvested Options” column are reported as of December 31, 2008. A portion of the options noted above will vest in accordance with their regular vesting schedules in January and February 2009. All of such options have exercise prices in excess of the Offer Price.
(2)	The amounts in the “Number of Unvested Shares of Restricted Stock and High Performance Shares” column are reported as of December 31, 2008. Accordingly, the number of shares of restricted stock and high performance shares (and resulting payments to be made in respect thereof) reported for Messrs. Considine, Blatz and Smith do not include 5,000, 35,000 and 25,000 shares, respectively, that will be forfeited on December 31, 2008.

Payments to be made to Messrs. Considine, Blatz, Smith and Cunningham pursuant to the Merger Agreement with respect to vested options and unrestricted shares are discussed in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Statement under the headings “Options, OP Units and Restricted Shares,” “Summary of Cash Consideration Payable to Directors and Executive Officers” and “1998 Stock Incentive Plan and 2008 Stock Award and Incentive Plan,” which discussions are incorporated herein by reference.

The Merger Agreement authorizes the Company to adopt one or more compensation plans, agreements or arrangements with any or all of its and subsidiaries’ officers and employees (each a “Retention Bonus Plan”) and providing for the payment to them by the Company or such subsidiary of cash bonuses (each a “Retention Bonus”). All Retention Bonuses shall (a) be contingent upon the consummation of the Merger, (b) not exceed, in the aggregate, $500,000 and (c) be subject to withholding for applicable Taxes. The officers and employees, if any, who shall be awarded Retention Bonuses shall be determined by the Company, in its sole discretion. Pursuant to the Merger Agreement, each Retention Bonus shall be payable 50% upon the earlier of the consummation of the Offer or the Merger and 50% on the six-month anniversary of the payment of the first installment of the Retention Bonus provided the recipient has continued in the employment of the Company for such six-month period, except for termination of employment due to death, disability or termination without cause. As of the date of this Information Statement, neither the Board, the Compensation Committee nor the Company has approved any Retention Bonus Plan or awarded any Retention Bonuses. However, the Company anticipates that, prior to the consummation of the Offer, it will adopt a Retention Bonus Plan and award Retention Bonuses up to the maximum amount permitted by the Merger Agreement. The recipients of any such Retention Bonuses have not yet been determined.

Additionally, pursuant to the Severance Plan discussed above under “Compensation Discussion and Analysis – Change in Control Benefits and Officer Severance Pay,” Mr. Cunningham would receive a severance payment of approximately $100,000 if he is terminated within six months of the consummation of the Offer or the Merger, whichever occurs first, unless his termination is for certain reasons described in the Severance Plan.

DIRECTOR COMPENSATION

Compensation of Directors

During 2007, each non-employee director received an annual retainer of approximately $39,000 payable in a grant of 1,400 shares of the Company’s common stock, which shares were issued January 31, 2007 with a value of $27.65 per share on the date of grant. During 2007, independent directors also were entitled to a fee of $500 for attendance at each meeting of the Board of Directors or any committee thereof.

Our 1998 Stock Incentive Plan provides that all of our non-employee directors are automatically entitled to annual grants of market-price options to acquire 2,800 shares of the Company’s common stock on the date of each annual meeting of stockholders. Pursuant to the 1998 Stock Incentive Plan, these options are immediately exercisable upon grant and have a term of ten years. In January 2007, the Board of Directors voted to waive the automatic option grant for 2,800 shares issuable on the date of the 2007 Annual Meeting of Stockholders.

Compensation for the non-employee directors in 2008 is an annual retainer of approximately $35,000 payable in a grant of 1,750 shares of the Company’s common stock, which shares were issued January 30, 2008, a fee of $500 for attendance at each meeting of the Board of Directors or any committee thereof. In January 2008, the Board of Directors voted to waive the automatic option grant for 2,800 shares issuable on the date of the 2008 Annual Meeting of Stockholders.

Terry Considine, our only employee director, does not receive any additional compensation for service on the Board of Directors, or for attendance at meetings of the Board of Directors or any committee thereof.

DIRECTOR COMPENSATION TABLE(1)

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
(a)	(b)	(c)	(h)

Thomas L. Rhodes	9,000	38,710	47,710

Bruce D. Benson	9,500	38,710	48,210

Thomas Harvey	9,500	38,710	48,210

Bruce E. Moore	7,000	38,710	45,710

Todd W. Sheets	9,500	38,710	48,210

(1)	The “Director Compensation Table” does not include columns for “Option Awards,” “Non-Equity Incentive Plan Compensation,” “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” or “All Other Compensation” because there was no compensation covered by any such items awarded to, earned by or paid to any non-employee director in 2007.
(2)	The aggregate dollar value paid a director for compensation in 2007 for attendance at each meeting of the Board of Directors and each meeting of any committee thereof.
(3)	During 2007, each independent director received an annual retainer of approximately $38,710 payable in a grant of 1,400 shares of the Company’s common stock, which shares were issued January 31, 2007 with a value of $27.65 per share on the date of grant, calculated in accordance with FAS 123(R).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of December 18, 2008, the number of shares of our common stock beneficially owned by (1) each person known by the Company to be a beneficial owner of more than 5% of our common stock; (2) each director and nominee for director; (3) each of our executive officers; and (4) all of our directors, director nominees and executive officers as a group.

Name of Beneficial Owner(1)	Number of Shares of Common Stock(2)	Percentage of Common Stock Outstanding(3)	Number of Operating Partnership Units(4)	Percentage Ownership of the Company(5)

Directors
Terry Considine(6)	913,217	11.2%	290,096	13.2%
Thomas L. Rhodes(7)	150,728	1.9%	170,979	3.6%
Bruce D. Benson(9)	215,996	2.7%	81,928	3.3%
Thomas Harvey	5,150	* *	—	* *
Bruce E. Moore(8)	95,028	1.2%	25,355	1.4%
Todd W. Sheets(12)	67,859	1.0%	—	1.0%

Named Executive Officers Who Are Not Directors
Robert G. Blatz(10)	433,469	5.4%	—	4.8%
Shannon E. Smith(11)	312,611	3.9%	—	3.5%
John J. Cunningham, Jr.	5,000	* *	—	* *

Principal Stockholders
The Wilder Corporation of Delaware(13)	607,281	7.7%	62,350	7.5%
Cliffwood Partners(14)	632,900	8.0%	—	7.1%
Michael Roth & Brian J. Stark(15)	394,051	5.0%	—	4.4%

All directors and executive officers as a group (9 persons)	2,199,058	25.7%	568,358	29.0%

**	owns less than 1% of the outstanding common stock

(1)	Includes, where applicable, shares owned by such person’s minor children and spouse and by other related individuals and entities. Unless otherwise indicated, such person has sole voting and investment power as to the shares listed and such person’s address is 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761.

(2)	Excludes shares of common stock issuable upon redemption of limited partnership units of Asset Investors Operating Partnership (“OP Units”). After a one-year holding period, OP Units may be tendered for redemption and, upon tender, may, at the Company’s option, be redeemed for cash or acquired by the Company for shares of common stock at an exchange ratio of one share of common stock for each OP Unit tendered (subject to adjustment). All currently outstanding OP Units may be tendered for redemption immediately.

(3)	Represents the number of shares of common stock beneficially owned by each person, excluding shares of common stock issuable upon redemption of OP Units, divided by the total number of shares of common stock outstanding. Any shares of common stock which may be deemed to be beneficially owned by that person are deemed outstanding for the purpose of computing the percentage of outstanding shares of common stock owned by that person, but not any other person. At December 18, 2007, approximately 7,937,943 shares, excluding OP Units, were outstanding.

(4)	The Company acts as general partner of, and, as of December 18, 2008, holds approximately 89% of the interests in the Asset Investors Operating Partnership. If all OP Units were acquired by the Company for common stock, such shares of common stock would constitute approximately 13.0% of the then outstanding shares of common stock.

(5)	Represents the number of shares of common stock beneficially owned, divided by the total number of shares of common stock outstanding, assuming that all 992,525 OP Units outstanding at December 18, 2008 are redeemed in exchange for shares of common stock.

(6)	Includes 197,927 shares subject to options that are exercisable within 60 days, 5,000 restricted shares that will be forfeited on December 31, 2008 and 262,331 OP Units held by Mr. Considine, and 342,197 shares and 27,765 OP Units held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”), a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest. Mr. Considine disclaims beneficial ownership of the shares and OP Units held by Titahotwo, except to the extent of his economic interest therein. Also includes the following shares of which Mr. Considine disclaims beneficial ownership: 81,079 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power; 201,090 shares and 12,346 shares that may be acquired pursuant to options that are exercisable within 60 days and are held by Titaho Limited Partnership, RLLLP (“Titaho”), a registered limited liability limited partnership of which Mr. Considine’s brother is the trustee of the sole general partner; and 2,000 shares held by the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes and the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes (the “Rhodes Trusts”) of which Mr. Considine is the trustee and may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by these trusts. Mr. Considine disclaims beneficial ownership in the shares of Common Stock held by the Rhodes Trusts. Titaho and Titahotwo have pledged 541,079 shares and 27,765 OP Units as security for loans or other extensions of credit. Mr. Considine has pledged 56,209 shares and 262,331 OP Units as security for loans or other extensions of credit.

(7)	Includes 58,400 options to acquire common stock exercisable and 170,979 OP Units redeemable within 60 days.

(8)	Includes 3,299 shares held by Brandywine Real Estate Management Services Corporation, an entity in which Mr. Moore owns a 100% interest and 25,355 OP Units redeemable within 60 days.

(9)	Includes 64,256 options to acquire common stock exercisable and 81,928 OP Units redeemable within 60 days.

(10)	Includes 155,922 options to acquire common stock exercisable within 60 days. Mr. Blatz has pledged 103,209 shares as security for loans. Includes 35,000 restricted shares that will be forfeited on December 31, 2008.

(11)	Includes 80,960 options to acquire common stock exercisable within 60 days. Mr. Smith has pledged 127,777 shares as security for loans. Includes 25,000 restricted shares that will be forfeited on December 31, 2008.

(12)	Includes 58,400 options to acquire common stock exercisable within 60 days.

(13)	Wilder Corporation is located at 2536 Countryside Blvd., Suite 250, Clearwater, FL 33763.

(14)	Cliffwood Partners LLC is located at 11726 San Vicente Boulevard, Suite 600, Los Angeles, CA 90049.

(15)	Michael A. Roth and Brian J. Stark, joint filers are located at 3600 South Lake Drive, St. Francis, WI 53235.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Other than unwritten, at-will employment arrangements, standard retainers and fees paid to our non-employee directors for service on the Board of Directors and arrangements disclosed elsewhere in this Information Statement, the Company had no transactions since the beginning of its last fiscal year, and none are currently proposed, in which the Company was a participant and in which any related person had a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

The Company’s Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

•	A “related person” means any of the Company’s directors, executive officers or nominees for director or any of their immediate family members; and

•

An “interested transaction” generally is a transaction (including any indebtedness or a guarantee of indebtedness) or a series of similar transactions in which the Company was or is to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect interest.

Under these polices and procedures, the Nominating and Corporate Governance Committee shall review the material facts of all interested transactions and either approve or disapprove of the entry into the interested transaction, subject to the exceptions below. In determining whether to approve or ratify an interested transaction, the Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, and the extent of the related person’s interest in the transaction.

Interested transactions that involve amounts that do not exceed $100,000 may be pre-approved by the Chair of the Nominating and Corporate Governance Committee, rather than the full Nominating and Corporate Governance Committee.

Additionally, the Nominating and Corporate Governance Committee reviewed the types of interested transactions described below and determined that each of the following interested transactions shall be deemed to be pre-approved by the Nominating and Corporate Governance Committee:

•

any employment by the Company of an executive officer if (a) the related compensation is reported in the Company’s executive compensation disclosure in its Annual Report on Form 10-K or proxy statement for its annual meeting, or (b) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company’s executive compensation disclosure in its Annual Report on Form 10-K or proxy statement for its annual meeting if the executive officer was a “named executive officer,” and the Company’s Compensation Committee approved (or recommended that the Board of Directors approve) such compensation;

•	any compensation paid to a director if the compensation is reported in the Company’s director compensation disclosure in its Annual Report on Form 10-K or proxy statement for its annual meeting;

•

any transaction between the Company (or a Company subsidiary) and another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s equity interests, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2 percent of that company’s total annual revenues; and

•

any transaction in which the related person’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis (for example, dividends).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers and directors, and persons who own more than ten percent of our common stock or Class A Cumulative Redeemable Preferred Stock are required, under the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership of our securities with the SEC and the NYSE. Copies of those reports also must be furnished to us. Based solely upon a review of the copies of such forms furnished to us, we believe that during our preceding fiscal year all Section 16(a) filing requirements applicable to our reporting persons were complied with.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. A written charter approved by the Board of Directors governs the Audit Committee.

The Audit Committee reviewed with the Company’s management and the Company’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles. The Audit Committee has also discussed with the independent auditors the matters required to be discussed pursuant to Statement of Auditing Standards No. 61, “Codification of Statements on Auditing Standards, Communication with Audit Committees,” as amended, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by Rule 3600T of the Public Company Accounting Oversight Board, which adopts on an interim basis Independence Standards Board Standard No. 1, relating to independence discussions with audit committees, has discussed with the independent auditors their independence from the Company and its management and has considered whether the independent auditor’s provision of non-audit services to the Company is compatible with maintaining the auditor’s independence.

The Audit Committee discussed with the Company’s independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held six meetings during fiscal year 2007.

Each of the Audit Committee members has represented that they do not have a relationship with the Company that might interfere with exercise of his independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

The members of the Audit Committee are Todd W. Sheets (Chairman), Bruce D. Benson, Thomas Harvey, Bruce E. Moore and Thomas L. Rhodes.